UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

Summary

Registration data

1.	General information	1
2.	Address	2
3.	Securities	3
4.	Auditor information	4
5.	Share register	5
6.	Investor relations officer	6
7.	Shareholders’ department	7

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

1. General information

Company name:	CPFL ENERGIA S.A.
Date of adoption of company name:	08/06/2002
Type:	publicly-held Corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Corporate Taxpayer ID):	02.429.144/0001-93
CVM code:	1866-0
CVM registration date:	05/18/2000
CVM registration status:	Active
Status starting date:	05/18/2000
Country:	Brazil
Country in which the securities
Are held in custody:	Brazil
Other countries in which the securities can be traded
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding company (Electric Energy)
Description of activity:	Holding company
Issuer’s category:	Category A
Date of registration in the current category:	01/01/2010
Issuer’s status:	Operating
Status starting date:	05/18/2000
Type of ownership control:	Private Holding
Date of last change in ownership control:	11/30/2009
Date of last change of fiscal year:
Month/day of the end of fiscal year:	12/31
Issuer´s web address:	www.cpfl.com.br
Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

3. Securities

Share trading
Trading mkt	Stock exchange
Managing entity	BM&FBOVESPA
Start date	09/29/2004
End date
Trading segment	New Market
Start date	9/29/2004
End date

Debenture trading
Trading mkt	Organized market
Managing entity	CETIP
Start date	05/18/2000
End date
Trading segment	Traditional
Start date	05/19/2000
End date

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

4. Auditor information

Does the issuer have an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian firm
Independent auditor:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ (Corporate Taxpayer ID):	49.928.567/0001-11
Period of service:	03/12/2012 to 03/13/2017
Partner in charge	Marcelo Magalhães Fernandes
Period of service	03/12/2012 to 03/13/2017
CPF (Individual Taxpayer ID)	110.931.498-17

Does the issuer have an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian firm
Independent auditor:	KPMG Auditores Independentes
CNPJ (Corporate Taxpayer ID):	57.755.217/0011-09
Period of service:	03/29/2017
Partner in charge	Marcio José dos Santos
Period of service	03/29/2017
CPF (Individual Taxpayer ID)	253.206.858-23

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

5. Share register

Does the company have a service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Period of service:	01/01/2011
Address:
Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone
(021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

6. Investor relations officer

Name:	Gustavo Estrella
Investor Relations Officer
CPF/CNPJ:	037.234.097-09
Address:
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP,
Brazil, zip code 13088-140
Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:		02/27/2013
Date when the officer left the position:

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 3

7. Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Date when the officer assumed the position:	10/06/2014
Date when the officer left the position:

Address:
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP,
Brazil, zip code 13088-140
Telephone (019) 3756-6083, email: leandrocappa@cpfl.com.br

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Table of Contents
Company Data
Capital Composition	1
Individual financial statements
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities and Equity	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows – Indirect Method	6
Statement of Changes in Equity
01/01/2017 to 06/30/2017	7
01/01/2016 to 06/30/2016	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities and Equity	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows - Indirect Method	14
Statement of Changes in Equity
01/01/2017 to 06/30/2017	15
01/01/2016 to 06/30/2016	16
Statements of Value Added	17
Comments on performance	18
Notes to Interim financial statements	27
Other relevant information	86
Reports
Independent Auditor’s Report - Unqualified	88

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Capital Composition

Number of Shares (In units)	Closing Date 06/30/2017
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

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Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2017	Previous Year 12/31/2016
1	Total assets	9,043,622	8,908,964
1.01	Current assets	854,208	791,016
1.01.01	Cash and cash equivalents	66,320	64,973
1.01.06	Taxes recoverable	85,935	82,836
1.01.06.01	Current taxes recoverable	85,935	82,836
1.01.06.01.01	Income tax and social contribution to be offset	54,950	53,246
1.01.06.01.02	Other taxes recoverable	30,985	29,590
1.01.08	Other current assets	701,953	643,207
1.01.08.03	Other	701,953	643,207
1.01.08.03.01	Other receivables	309	229
1.01.08.03.04	Dividends and interest on capital	701,644	642,978
1.02	Noncurrent assets	8,189,414	8,117,948
1.02.01	Long-term assets	202,130	250,625
1.02.01.06	Deferred taxes	185,633	171,073
1.02.01.06.02	Deferred tax assets	185,633	171,073
1.02.01.08	Receivables from related parties	8,079	52,582
1.02.01.08.02	Receivables from subsidiaries	8,079	52,582
1.02.01.09	Other noncurrent assets	8,418	26,970
1.02.01.09.04	Escrow deposits	689	710
1.02.01.09.10	Other receivables	7,729	26,260
1.02.02	Investments	7,986,123	7,866,100
1.02.02.01	Equity interests	7,986,123	7,866,100
1.02.02.01.02	Investments in subsidiaries	7,986,123	7,866,100
1.02.03	Property, plant and equipment	1,134	1,199
1.02.03.01	Property, plant and equipment - in servce	1,092	1,199
1.02.03.03	Property, plant and equipment - in progress	42	-
1.02.04	Intangible assets	27	24
1.02.04.01	Other intangible assets	27	24

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Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2017	Previous Year 12/31/2016
2	Total liabilities	9,043,622	8,908,964
2.01	Current liabilities	33,683	255,755
2.01.02	Trade payables	574	3,760
2.01.02.01	Domestic suppliers	574	3,760
2.01.03	Taxes payable	568	454
2.01.03.01	Federal taxes	568	453
2.01.03.01.02	PIS (tax on revenue)	6	15
2.01.03.01.03	COFINS (tax on revenue)	40	90
2.01.03.01.04	Other federal taxes	522	348
2.01.03.03	Municipal taxes	-	1
2.01.03.03.01	Other municipal taxes	-	1
2.01.04	Borrowings	11,184	15,334
2.01.04.02	Debentures	11,184	15,334
2.01.04.02.01	Debentures	11,184	15,334
2.01.05	Other liabilities	21,357	236,207
2.01.05.02	Others	21,357	236,207
2.01.05.02.01	Dividends and interest on capital payable	5,544	218,630
2.01.05.02.07	Other liabilities	15,813	17,577
2.02	Noncurrent liabilities	658,378	683,188
2.02.01	Borrowings	613,618	612,251
2.02.01.02	Debentures	613,618	612,251
2.02.01.02.01	Debentures	613,618	612,251
2.02.02	Other liabilities	44,117	69,929
2.02.02.02	Others	44,117	69,929
2.02.02.02.05	Provision for equity interest losses	15,062	19,301
2.02.02.02.08	Other payables	29,055	50,628
2.02.04	Provisons	643	1,008
2.02.04.01	Tax, social security, labor and civil provisions	643	1,008
2.02.04.01.02	Social security and labor provisions	175	467
2.02.04.01.04	Civil provisions	468	541
2.03	Equity	8,351,561	7,970,021
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,014	468,014
2.03.04	Earnings reserves	2,045,474	1,995,355
2.03.04.01	Legal reserve	739,102	739,102
2.03.04.02	Statutory reserve	1,306,372	1,248,433
2.03.04.08	Additional dividend proposed	-	7,820
2.03.05	Retained earnings	344,254	-
2.03.08	Accumulated comprehensive income	- 247,465	- 234,632
2.03.08.01	Accumulated comprehensive income	- 247,465	- 234,632

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Individual Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
3.01	Revenue from sale of energy and/or services	-	-	-	1,713
3.03	Gross profit	-	-	-	1,713
3.04	Operating income (expenses)	153,288	407,969	252,078	525,869
3.04.02	General and administrative expenses	(6,905)	(24,071)	(12,898)	(20,942)
3.04.06	Equity interests in subsidiaries, associates and joint ventures	160,193	432,040	264,976	546,811
3.05	Profit before finance income (costs) and taxes	153,288	407,969	252,078	527,582
3.06	Finance income (costs)	(15,828)	(33,169)	15,200	4,760
3.06.01	Finance income	3,219	8,983	27,225	36,386
3.06.02	Finance costs	(19,047)	(42,152)	(12,025)	(31,626)
3.07	Profit (loss) before taxes on income	137,460	374,800	267,278	532,342
3.08	Income tax and social contribution	6,015	14,560	(7,467)	(1,182)
3.08.01	Current	-	-	(7,220)	(29,162)
3.08.02	Deferred	6,015	14,560	(247)	27,980
3.09	Profit (loss) from continuing operations	143,475	389,360	259,811	531,160
3.11	Profit (loss) for the year	143,475	389,360	259,811	531,160
3.99.01.01	ON - common shares	0.14	0.38	0.26	0.52
3.99.02.01	ON - common shares	0.14	0.38	0.26	0.52

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Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
4.01	Profit for the year	143,475	389,360	259,811	531,160
4.02	Other comprehensive income	-	-	(403,036)	(404,363)
4.02.01	Comprehensive income for the period of subsidiaries	-	-	(403,036)	(404,363)
4.03	Comprehensive income for the period	143,475	389,360	(143,225)	126,797

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Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2017 to 06/30/2017	Previous Year 01/01/2016 to 06/30/2016
6.01	Cash flows from operating activities	215,969	1,239,878
6.01.01	Cash generated from operations	(16,420)	8,992
6.01.01.01	Profit for the year, including income tax and social contribution	374,800	532,342
6.01.01.02	Depreciation and amortization	108	102
6.01.01.03	Provision for tax, civil and labor risks	(155)	38
6.01.01.04	Interest on debts, inflation adjusment and exchange rate changes	40,867	23,321
6.01.01.05	Share of profit (loss) of investees	(432,040)	(546,811)
6.01.02	Changes in assets and liabilities	232,389	1,230,886
6.01.02.01	Dividends and interest on capital received	288,061	1,289,907
6.01.02.02	Taxes recoverable	(2,883)	(122)
6.01.02.03	Escrow deposits	35	(72)
6.01.02.04	Other operating assets	18,451	301
6.01.02.05	Trade payables	(3,185)	(482)
6.01.02.06	Other taxes and social contributions	114	1,959
6.01.02.07	Tax, civil and labor risks paid	(211)	(839)
6.01.02.08	Other operating liabilities	(23,337)	(1,013)
6.01.02.09	Interest on debts (paid)	(44,656)	(40,657)
6.01.02.10	Income tax and social contribution paid	-	(18,096)
6.02	Net cash in investing activities	6,284	(108,818)
6.02.01	Acquisition of property, plant and equipment	(42)	(219)
6.02.02	Securities	-	(199)
6.02.06	Acquisition of intangible	(4)	-
6.02.07	Advance for future capital increase	(38,950)	(16,020)
6.02.08	Intragroup loans	45,280	(92,380)
6.03	Net cash in financing activities	(220,906)	(683,085)
6.03.01	Payments of Loans, financing and debentures	-	(726,148)
6.03.02	Derivative instruments paid	-	43,128
6.03.04	Payments of dividend and interest on shareholders’ equity	(220,906)	(65)
6.05	Increase (decrease) in cash and cash equivalents	1,347	447,975
6.05.01	Cash and cash equivalents at beginning of period	64,973	424,192
6.05.02	Cash and cash equivalents at end of period	66,320	872,167

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to June 30, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings eserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with shareholders	-	-	(7,820)	-	-	(7,820)
5.04.06	Dividend	-	-	(7,820)	-	-	(7,820)
5.05	Total comprehensive income	-	-	-	389,360	-	389,360
5.05.01	Profit for the period	-	-	-	389,360	-	389,360
5.06	Internal changes in equity	-	-	57,938	(45,105)	(12,833)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,833	(12,833)	-
5.06.06	Changes in statutory reserve in the period	-	-	57,938	(57,938)	-	-
5.07	Closing balances	5,741,284	468,014	2,045,473	344,255	(247,465)	8,351,561

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Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to June 30, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.04	Capital transactions with shareholders	392,972	-	(392,972)	1,756	-	1,756
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-
5.04.11	Prescribed dividend	-	-	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	531,160	(404,363)	126,797
5.05.01	Profit for the period	-	-	-	531,160	-	531,160
5.05.02	Other comprehensive income	-	-	-	-	(404,363)	(404,363)
5.06	Internal changes in equity	-	-	109,356	(96,440)	(12,916)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,916	(12,916)	-
5.06.06	Changes in statutory reserve in the period	-	-	109,356	(109,356)	-	-
5.07	Closing balances	5,741,284	468,082	1,388,865	436,476	(231,959)	7,802,748

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Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 06/30/2017	Previous Year 01/01/2016 to 06/30/2016
7.01	Revenues	47	2,106
7.01.01	Sales of goods and services	-	1,887
7.01.03	Revenues related to construction of own assets	47	219
7.02	Inputs purchased from thrid parties	(4,289)	(5,061)
7.02.02	Materials, energy, third-party services and others	(3,573)	(4,163)
7.02.04	Others	(716)	(898)
7.03	Gross value added	(4,242)	(2,955)
7.04	Retentions	(109)	(102)
7.04.01	Depreciation, amortization and depletion	(109)	(102)
7.05	Net value added generated	(4,351)	(3,057)
7.06	Value Added received in transfer	441,515	586,200
7.06.01	Interest in subsidiaries, associates and joint ventures	432,040	546,811
7.06.02	Finance income	9,475	39,389
7.07	Value Added to be distributed	437,164	583,143
7.08	Distribution of value added	437,164	583,143
7.08.01	Personnel and charges	16,769	13,644
7.08.01.01	Salaries and wages	11,894	5,527
7.08.01.02	Benefits	3,936	7,421
7.08.01.03	FGTS (Severance Pay Fund)	939	696
7.08.02	Taxes, fees and contributions	(11,188)	7,126
7.08.02.01	Federal	(11,203)	7,107
7.08.02.02	State	15	19
7.08.03	Lenders and lessors	42,223	31,213
7.08.03.01	Interest	42,012	31,188
7.08.03.02	Rentals	211	25
7.08.04	Interest on capital	389,360	531,160
7.08.04.03	Retained earnings / Loss for the period	389,360	531,160

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Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2017	Previous Year 12/31/2016
1	Total assets	41,627,097	42,170,992
1.01	Current assets	10,138,647	11,379,187
1.01.01	Cash and cash equivalents	4,316,090	6,164,997
1.01.03	Trade receivables	3,949,822	3,765,892
1.01.03.01	Consumers	3,949,822	3,765,892
1.01.06	Taxes recoverable	477,097	403,848
1.01.06.01	Current taxes recoverable	477,097	403,848
1.01.06.01.01	Income tax and social contribution to be offset	188,724	143,943
1.01.06.01.02	Other taxes recoverable	288,373	259,905
1.01.08	Other current assets	1,395,638	1,044,450
1.01.08.03	Others	1,395,638	1,044,450
1.01.08.03.01	Other receivables	908,590	797,181
1.01.08.03.02	Derivatives	462,563	163,241
1.01.08.03.04	Dividends and interest on capital	13,513	73,328
1.01.08.03.05	Concession financial asset	10,972	10,700
1.02	Noncurrent assets	31,488,450	30,791,805
1.02.01	Long-term assets	9,331,103	8,809,442
1.02.01.03	Trade receivables	213,407	203,185
1.02.01.03.01	Consumers	213,407	203,185
1.02.01.06	Deferred taxes	863,822	922,858
1.02.01.06.02	Deferred tax assets	863,822	922,858
1.02.01.08	Receivables from related parties	9,340	47,632
1.02.01.08.04	Receivables from owners of the Company	9,340	47,632
1.02.01.09	Other noncurrent assets	8,244,534	7,635,767
1.02.01.09.03	Derivatives	340,742	641,357
1.02.01.09.04	Escrow deposits	819,962	550,072
1.02.01.09.05	Income tax and social contribution to be offset	67,407	65,535
1.02.01.09.06	Other taxes recoverable	156,068	132,751
1.02.01.09.07	Concession financial asset	5,899,539	5,363,144
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other receivables	808,424	766,254
1.02.01.09.11	Sector financial asset	35,738	-
1.02.02	Investments	1,532,128	1,493,752
1.02.02.01	Equity interests	1,532,128	1,493,752
1.02.02.01.01	Other equity interests	1,532,128	1,493,752
1.02.03	Property, plant and equipment	9,984,338	9,712,998
1.02.03.01	PP&E - in service	9,832,537	9,462,696
1.02.03.03	PP&E - in progress	151,801	250,302
1.02.04	Intangible assets	10,640,881	10,775,613
1.02.04.01	Intangible assets	10,640,881	10,775,613

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Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2017	Previous Year 12/31/2016
2	Total liabilities	41,627,097	42,170,992
2.01	Current liabilities	11,222,464	9,018,493
2.01.01	Payroll and related taxes	155,113	131,707
2.01.01.02	Payroll taxes	155,113	131,707
2.01.01.02.01	Estimated payroll	155,113	131,707
2.01.02	Trade payables	2,793,508	2,728,131
2.01.02.01	Domestic suppliers	2,793,508	2,728,131
2.01.03	Taxes payable	622,307	681,544
2.01.03.01	Federal taxes	257,796	260,607
2.01.03.01.01	Income tax and social contribution	70,632	57,227
2.01.03.01.02	PIS (tax on revenue)	26,693	28,759
2.01.03.01.03	COFINS (tax on revenue)	117,699	126,939
2.01.03.01.04	Other federal taxes	42,772	47,682
2.01.03.02	State taxes	360,278	416,102
2.01.03.02.01	ICMS (state VAT)	360,276	416,096
2.01.03.02.02	State taxes - other	2	6
2.01.03.03	Municipal taxes	4,233	4,835
2.01.03.03.01	Other municipal taxes	4,233	4,835
2.01.04	Borrowings	5,121,391	3,422,923
2.01.04.01	Borrowings	3,614,588	1,875,648
2.01.04.01.01	In local currency	1,237,235	1,260,527
2.01.04.01.02	In foreign currency	2,377,353	615,121
2.01.04.02	Debentures	1,506,803	1,547,275
2.01.04.02.01	Debentures	1,506,803	1,547,275
2.01.05	Other liabilities	2,530,145	2,054,188
2.01.05.02	Others	2,530,145	2,054,188
2.01.05.02.01	Dividends and interest on capital payable	8,244	232,851
2.01.05.02.04	Derivatives	3,942	6,055
2.01.05.02.05	Sector financial liability	1,069,666	597,515
2.01.05.02.06	Use of public asset	11,936	10,857
2.01.05.02.07	Other payables	937,117	807,623
2.01.05.02.08	Regulatory charges	440,213	366,078
2.01.05.02.09	Private pension plan	59,027	33,209
2.02	Noncurrent liabilities	19,694,127	22,779,831
2.02.01	Borrowings	15,734,684	18,621,065
2.02.01.01	Borrowings	8,973,309	11,168,393
2.02.01.01.01	In local currency	6,036,863	6,293,533
2.02.01.01.02	In foreign currency	2,936,446	4,874,860
2.02.01.02	Debentures	6,761,375	7,452,672
2.02.01.02.01	Debentures	6,761,375	7,452,672
2.02.02	Other liabilities	1,821,195	2,001,356
2.02.02.02	Others	1,821,195	2,001,356
2.02.02.02.03	Trade payables	126,588	129,781
2.02.02.02.04	Private pension plan	1,015,952	1,019,233
2.02.02.02.05	Derivatives	63,545	112,207
2.02.02.02.06	Sector financial liability	219,891	317,406
2.02.02.02.07	Use of public asset	83,868	86,624
2.02.02.02.08	Other payables	288,161	309,292
2.02.02.02.09	Federal taxes	23,190	26,813
2.02.03	Deferred taxes	1,286,863	1,324,134
2.02.03.01	Deferred income tax and social contribution	1,286,863	1,324,134
2.02.04	Provisions	851,385	833,276
2.02.04.01	Tax, social security, labor and civil provisions	851,385	833,276
2.02.04.01.01	Tax provisions	312,331	288,389
2.02.04.01.02	Social security and labor provisions	219,547	222,001
2.02.04.01.04	Civil provisions	234,514	236,915
2.02.04.01.05	Others	84,993	85,971
2.03	Consolidated equity	10,710,506	10,372,668
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,014	468,015
2.03.04	Earnings reserves	2,045,474	1,995,355
2.03.04.01	Legal reserve	739,102	739,102
2.03.04.02	Statutory reserve	1,306,372	1,248,433
2.03.04.08	Additional dividend proposed	-	7,820
2.03.05	Retained earnings	344,254	-
2.03.08	Other comprehensive income	(247,466)	(234,634)
2.03.09	Noncontrolling interests	2,358,946	2,402,648

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Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
3.01	Revenue from sale of energy and/or services	5,962,549	11,501,328	4,480,723	8,817,493
3.02	Cost of sales and/or services	(4,894,310)	(9,197,014)	(3,475,976)	(6,745,768)
3.02.01	Cost of electric energy	(3,738,517)	(6,959,171)	(2,664,546)	(5,192,567)
3.02.02	Cost of operation	(689,687)	(1,356,470)	(536,398)	(1,060,632)
3.02.03	Cost of services rendered to third parties	(466,106)	(881,373)	(275,032)	(492,569)
3.03	Gross profit	1,068,239	2,304,314	1,004,747	2,071,725
3.04	Operating income (expenses)	(422,348)	(839,241)	(350,626)	(690,948)
3.04.01	Selling expenses	(142,565)	(291,782)	(136,739)	(264,096)
3.04.02	General and administrative expenses	(255,225)	(516,791)	(210,219)	(415,128)
3.04.05	Other operating expenses	(107,526)	(193,346)	(72,306)	(143,842)
3.04.06	Equity interests in subsidiaries, associates and joint ventures	82,968	162,678	68,638	132,118
3.05	Profit before finance income (costs) and taxes	645,891	1,465,073	654,121	1,380,777
3.06	Finance income (costs)	(418,167)	(854,306)	(263,956)	(582,984)
3.06.01	Finance income	222,632	503,343	333,513	645,844
3.06.02	Finance costs	(640,799)	(1,357,649)	(597,469)	(1,228,828)
3.07	Profit (loss) before taxes on income	227,724	610,767	390,165	797,793
3.08	Income tax and social contribution	(104,552)	(255,474)	(150,030)	(325,212)
3.08.01	Current	(33,066)	(235,587)	(266,721)	(551,798)
3.08.02	Deferred	(71,486)	(19,887)	116,691	226,586
3.09	Profit (loss) from continuing operations	123,172	355,293	240,135	472,581
3.11	Consolidated profit (loss) for the year	123,172	355,293	240,135	472,581
3.11.01	Attributable to owners of the Company	143,474	389,360	259,811	531,159
3.11.02	Attributable to noncontrolling interests	(20,302)	(34,067)	(19,676)	(58,578)

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Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2017to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
4.01	Consolidated profit for the period	123,172	355,293	240,135	472,581
4.02	Other comprehensive income	-	-	(403,036)	(404,363)
4.02.01	Actuarial gains (losses), net of tax effects	-	-	(403,036)	(404,363)
4.03	Consolidated comprehensive income for the period	123,172	355,293	(162,901)	68,218
4.03.01	Attributtable to owners of the Company	143,475	389,360	(143,225)	126,797
4.03.02	Attributable to noncontrolling interests	(20,303)	(34,067)	(19,676)	(58,579)

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Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2017 to 06/30/2017	YTD previous year 01/01/2016 to 06/30/2016
6.01	Cash flows from operating activities	1,280,544	1,611,666
6.01.01	Cash generated from operations	2,622,162	2,406,604
6.01.01.01	Profit for the year, including income tax and social contribution	610,767	797,793
6.01.01.02	Depreciation and amortization	758,227	620,002
6.01.01.03	Provision for tax, civil and labor risks	93,064	139,095
6.01.01.04	Allowance for doubtful accounts	86,068	95,865
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	1,108,799	848,205
6.01.01.06	Pension plan expense (income)	56,944	27,825
6.01.01.07	Equity interests in associates and joint ventures	(162,678)	(132,118)
6.01.01.08	Loss on disposal of noncurrent assets	49,275	19,982
6.01.01.09	Deferred taxes (PIS and COFINS)	1,037	(9,715)
6.01.01.10	Others	20,659	(330)
6.01.02	Changes in assets and liabilities	(1,341,618)	(794,938)
6.01.02.01	Consumers, concessionaires and licensees	(279,388)	(366,295)
6.01.02.02	Dividend and interest on shareholders’ equity received	184,117	75,161
6.01.02.03	Recoverable Taxes	(48,491)	(26,185)
6.01.02.04	Escrow deposits	(243,817)	749,422
6.01.02.05	Sector financial asset	(25,525)	1,588,088
6.01.02.06	Receivables - Eletrobrás	(21,720)	229,359
6.01.02.07	Concession financial assets (transmission companies)	(49,349)	(11,754)
6.01.02.08	Other operating assets	(71,804)	45,543
6.01.02.09	Trade payables	62,185	(1,473,207)
6.01.02.10	Other taxes and social contributions	(88,703)	(94,018)
6.01.02.11	Other liabilities with private pension plan	(34,406)	(41,737)
6.01.02.12	Regulatory charges	74,136	(532,706)
6.01.02.13	Tax, civil and labor risks paid	(111,294)	(120,162)
6.01.02.14	Sector financial liability	315,136	276,163
6.01.02.15	Payables - CDE	(744)	(29,505)
6.01.02.16	Other operating liabilities	191,844	101,863
6.01.02.17	Interest paid on debts and debentures	(934,922)	(801,508)
6.01.02.18	Income tax and social contribution paid	(258,873)	(363,460)
6.02	Net cash generated by (used in) investing activities	(1,381,785)	(963,569)
6.02.01	Purchases of property, plant and equipment	(548,625)	(517,272)
6.02.02	Securities, pledges and restricted deposits	(81,107)	(59,631)
6.02.04	Purchases of intangible	(790,940)	(432,454)
6.02.05	Sale of noncurrent assets	94	789
6.02.08	Loans to subsidiaries and associates	38,793	44,999
6.03	Net cash generated by (used in) financing activities	(1,747,667)	(866,116)
6.03.01	Borrowings and debentures raised	986,988	1,364,314
6.03.02	Repayment of principal of borrowings and debentures	(2,342,145)	(2,100,035)
6.03.03	Dividends and interest on capital paid	(241,826)	(14,989)
6.03.04	Capital increase of noncontrolling shareholder	7	-
6.03.05	Business combination payment	(2,514)	(16,191)
6.03.06	Repayment of derivative instruments	(148,177)	(99,215)
6.05	Increase (decrease) in cash and cash equivalents	(1,848,908)	(218,019)
6.05.01	Cash and cash equivalents at the beginning of the period	6,164,997	5,682,802
6.05.02	Cash and cash equivalents at the end of the period	4,316,089	5,464,783

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Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to June 30, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.04	Capital transactions with shareholders	-	-	(7,820)	-	-	(7,820)	(9,602)	(17,422)
5.04.01	Capital increase	-	-	-	-	-	-	8	8
5.04.06	Dividend	-	-	(7,820)	-	-	(7,820)	(9,610)	(17,430)
5.05	Total comprehensive income	-	-	-	389,360	-	389,360	(34,067)	355,293
5.05.01	Profit for the period	-	-	-	389,360	-	389,360	(34,067)	355,293
5.06	Internal changes in equity	-	-	57,939	(45,105)	(12,834)	-	(33)	(33)
5.06.04	Others changes in noncontrolling shareholders	-	-	-	-	-	-	(33)	(33)
5.06.05	Changes in statutory reserve in the period	-	-	57,939	(57,939)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	19,445	(19,445)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(6,611)	6,611	-	-	-
5.07	Closing balances	5,741,284	468,014	2,045,474	344,255	(247,466)	8,351,561	2,358,945	10,710,506

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Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to June 30, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions with shareholders	392,972	-	(392,972)	1,756	-	1,756	(16,114)	(14,358)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	(16,114)	(16,114)
5.04.10	Prescribed dividend	-	-	-	1,756	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	531,160	(404,364)	126,796	(58,578)	68,218
5.05.01	Profit for the period	-	-	-	531,160	-	531,160	(58,578)	472,581
5.05.02	Other comprehensive income	-	-	-	-	(404,364)	(404,364)	-	(404,363)
5.06	Internal changes in equity	-	-	109,356	(96,440)	(12,916)	-	(32)	(32)
5.06.04	Others changes in noncontrolling shareholders	-	-	-	-	-	-	(32)	(32)
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	19,570	(19,570)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(6,654)	6,654	-	-	-
5.06.08	Changes in statutory reserve in the period	-	-	109,356	(109,356)	-	-	-	-
5.07	Closing balances	5,741,284	468,082	1,388,865	436,476	(231,960)	7,802,747	2,381,219	10,183,966

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Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 06/30/2017	Previous Year 01/01/2016 to 06/30/2016
7.01	Revenues	18,408,445	15,267,494
7.01.01	Sales of goods and services	17,008,535	14,320,194
7.01.02	Other revenues	878,362	491,850
7.01.02.01	Revenue from construction of distribution infrastructure	878,362	491,850
7.01.03	Revenues related to construction of own assets	607,616	551,315
7.01.04	Allowance for doubtful accounts	(86,068)	(95,865)
7.02	Inputs purchased from third parties	(9,937,125)	(7,394,280)
7.02.01	Cost of sales and services	(7,749,937)	(5,767,084)
7.02.02	Materials, energy, third-party services and others	(1,842,853)	(1,350,063)
7.02.04	Others	(344,335)	(277,133)
7.03	Gross value added	8,471,320	7,873,214
7.04	Retentions	(760,051)	(621,316)
7.04.01	Depreciation, amortization and depletion	(615,819)	(497,409)
7.04.02	Others	(144,232)	(123,907)
7.04.02.01	Amortization of concession intangible asset	(144,232)	(123,907)
7.05	Net value added generated	7,711,269	7,251,898
7.06	Value Added received in transfer	703,305	809,043
7.06.01	Interest in subsidiaries, associates and joint ventures	162,678	132,118
7.06.02	Finance income	540,627	676,925
7.07	Value Added to be distributed	8,414,574	8,060,941
7.08	Distribution of value added	8,414,574	8,060,941
7.08.01	Personnel and charges	697,892	488,074
7.08.01.01	Salaries and wages	430,397	302,238
7.08.01.02	Benefits	232,488	159,835
7.08.01.03	FGTS (Severance Pay Fund)	35,007	26,001
7.08.02	Taxes, fees and contributions	5,921,459	5,795,525
7.08.02.01	Federal	3,153,099	3,269,069
7.08.02.02	State	2,757,380	2,518,112
7.08.02.03	Municipal	10,980	8,344
7.08.03	Lenders and lessors	1,439,930	1,304,761
7.08.03.01	Interest	1,399,463	1,275,057
7.08.03.02	Rentals	40,467	29,704
7.08.04	Shareholders	355,293	472,581
7.08.04.03	Retained earnings / Loss for the period	355,293	472,581

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Reais, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the decrease in profit was R$ 116,337 when compared with the same period of the prior year (R$ 143,475 in 2017 and R$ 259,811 in 2016) mainly due to the decrease in profit of investees.

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 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	2nd Quarter			1st Semester
	2017	2016	Variation	2017	2016	Variation
Gross operating revenue	9,156,512	7,226,396	26.7%	17,886,897	14,812,043	20.8%
Electricity sales to final consumers (*)	5,875,500	5,844,986	0.5%	12,697,351	12,308,064	3.2%
Electricity sales to wholesalers (*)	1,454,121	639,961	127.2%	2,404,924	1,388,217	73.2%
Revenue from concession infrastructure construction	462,323	274,716	68.3%	878,362	491,850	78.6%
Other operating revenues (*)	995,250	928,712	7.2%	2,101,946	1,818,144	15.6%
Sector financial assets and liabilities	369,317	(461,979)	179.9%	(195,686)	(1,194,232)	-83.6%
Deductions from operating revenue	(3,193,963)	(2,745,673)	16.3%	(6,385,569)	(5,994,551)	6.5%
Net operating revenue	5,962,549	4,480,723	33.1%	11,501,327	8,817,493	30.4%
Cost of electric energy	(3,738,517)	(2,664,546)	40.3%	(6,959,171)	(5,192,567)	34.0%
Electricity purchased for resale	(3,520,542)	(2,313,621)	52.2%	(6,538,926)	(4,479,553)	46.0%
Network usage charge	(217,974)	(350,926)	-37.9%	(420,244)	(713,014)	-41.1%
Operating costs and expenses	(1,661,109)	(1,230,694)	35.0%	(3,239,763)	(2,376,267)	36.3%
Personnel	(336,678)	(267,200)	26.0%	(669,162)	(512,167)	30.7%
Private pension entity	(28,112)	(13,913)	102.1%	(56,944)	(27,825)	104.6%
Materials	(57,461)	(39,271)	46.3%	(112,556)	(79,056)	42.4%
Third-party services	(189,136)	(157,568)	20.0%	(374,389)	(306,789)	22.0%
Depreciation and amortization	(309,124)	(250,014)	23.6%	(613,448)	(496,095)	23.7%
Amortization of concession intangible asset	(72,116)	(62,020)	16.3%	(144,233)	(123,907)	16.4%
Cost of concession infrastructure construction	(465,666)	(274,491)	69.6%	(880,293)	(491,527)	79.1%
Others	(202,814)	(166,217)	22.0%	(388,738)	(338,902)	14.7%
Income from electric energy services	562,924	585,483	-3.9%	1,302,394	1,248,658	4.3%
Finance income (costs)	(418,168)	(263,956)	58.4%	(854,306)	(582,984)	46.5%
Finance income	222,632	333,513	-33.2%	503,343	645,844	-22.1%
Finance costs	(640,799)	(597,469)	7.3%	(1,357,649)	(1,228,828)	10.5%
Share of profit (loss) of investees	82,968	68,638	20.9%	162,678	132,118	23.1%
Profit before taxes	227,724	390,164	-41.6%	610,766	797,793	-23.4%
Social contribution	(28,289)	(42,502)	-33.4%	(68,863)	(89,668)	-23.2%
Income tax	(76,263)	(107,528)	-29.1%	(186,610)	(235,544)	-20.8%
Profit for the period	123,172	240,135	-48.7%	355,293	472,581	-24.8%

Profit for the period attributable to owners of the Company	143,475	259,811	-44.8%	389,360	531,160	-26.7%
Profit for the perioid attributable to noncontrolling interests	(20,302)	(19,676)	3.2%	(34,067)	(58,578)	-41.8%

EBITDA	1,027,277	966,300	6.3%	2,223,042	2,001,068	11.1%

Reconciliation of Profit for the Period and EBITDA
Profit for the Period	123,172	240,135	355,293	472,581
Depreciation and amortization	381,241	312,034	757,681	620,002
Amortization of fair value adjustment of assets	145	145	290	290
Finance income (costs)	418,168	263,956	854,306	582,984
Social contribution	28,289	42,502	68,863	89,668
Income tax	76,263	107,528	186,610	235,544
EBITDA	1,027,277	966,300	2,223,042	2,001,068

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

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Gross operating revenue

Gross operating revenue for the 2nd quarter of 2017 was R$ 9,156,512, an increase of 26.7% (R$ 1,930,115) compared with the same period of the prior year.

The main factors of this variation were:

•Increase of 0.5% (R$ 30,514) in the electricity sales to final consumer, justified by the beginning of consolidation of RGE Sul (R$ 862,929), offset by the decrease in average tariffs of 12.2% (R$ 698,048), mainly from the decrease in revenue due to the consolidated negative effects of the Annual Tariff Adjustment (RTA) and Periodic Tariff Adjustment (RTP) and reduction of 2.3% in the volume of energy sold (R$ 134,367);

•Increase of 127.2% (R$ 814,160) in the electricity sales to wholesalers, mainly due to:

oIncrease R$ 634,852 in sale of spot market energy in CCEE (Electric Energy Trading Chamber), basically due to the volume sold of 108.1%, beginning of consolidation of RGE Sul (R$ 110,651) and prior period adjustments in transactions made by CCEE in the second quarter of 2016;

oIncrease of 33.5% (R$ 172,295) in other concessionaires and licensees, basically due to the increase in the amount sold of 32.5% (R$ 172,402);

•Decrease of 179.9% (R$ 831,296) in sector financial liability, due to: (i) realization of the recorded liability (R$ 290,542), mainly related to costs of electric energy, associated to the realization of assets in the second quarter of 2016 (R$ 409,932), and (ii) recording of asset (R$ 78,774), mainly related to costs of electric energy, associated to the recognition of liabilities in the second quarter of 2016 (R$ 52,047).

•Increase of 7.2% (R$ 66,538) in other operating revenues, basically due to the beginning of consolidation of RGE Sul (R$ 136,419), partially offset by a reduction in: (i) TUSD free consumers (R$ 37,479) and (ii) adjustment of the concession financial asset (R$ 35,043) due to the lower IPCA in the 1st semester of 2017.

➢  Volume of energy sold by distributors

In the 2nd quarter of 2017, the amount of energy billed to captive consumers in the period, including other licensees and excluding the acquisition of RGE Sul, presented a decrease of 6.7% when compared with the same quarter of the prior year.

The comments below regarding the performance by consumption class do not consider the acquisition of RGE Sul:

•The consumption of the residential class represents 42.1% of the total market supplied by distributors. Despite the positive performance of income mass, which, in the accumulated of 12 months (until May 2017) recorded an increase of 1.6%, consumption recorded a decrease of 0.6% in the 2nd quarter of 2017, in relation to the same period of the prior year, due to the smaller effects of temperature in the second quarter of 2017 as compared with the same quarter of the prior year, especially in April 2016 when we had the highest temperatures recorded of all historical series.

•The commercial class, which represents 20.0% of the total market supplied by distributors, presented a drop of 13.0% in the 2nd quarter of 2017 in relation to the same period of the prior year. The result reflects the client’s migration to the free market.

•The industrial class, which represents 14.2% of the total market supplied by distributors, reported a fall of 23.4% in the 2nd quarter of 2017 in relation to the same period of the prior year. Such performance is a direct consequence of the client’s migration to the free market.

•The other consumption classes (rural, public administration, public utilities and licensees) participate with 22.7% of the total market supplied by distributors. Such classes presented a growth of 1.4% in the 2nd quarter of 2017 in relation to the same period of the prior year. This performance reflects the growth in consumption of classes: (i) Rural, due to the good performance of agribusiness activities during 2017; and (ii) Licensees.

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•Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was an increase of 0.5% when compared with the same period of the prior year. The variation by class presented a decrease of 0.6% in the residential class, a decrease of 1.4% in the commercial class and an increase of 1.3% in the industrial class. Regarding other classes, there was a growth of 2.7%.

Considering the acquisition of RGE Sul in November 2016, the amount of energy billed to captive consumers in the period, including other licensees in the 2nd quarter of 2017, posted a growth of 8.9% when compared with the same quarter of the prior year.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was a growth of 15.9% when compared with the same period of the prior year. The variation by class presented an increase of 14.7% in the residential class, 11.0% in the commercial class, 15.6% in the industrial class and 24.2% in other classes.

➢  Tariffs

In the 2nd quarter of 2017, energy supply tariffs decreased on average 12.2%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2017		2016
Distributor	Month	RTA	Consumer perception (a)	RTA / RTP	Consumer perception (a)
CPFL Paulista	April	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October	(b)	(b)	-12.54%	-24.21%
RGE	June	3.57%	5.00%	-1.48%	-7.51%
RGE Sul	April	-0.20%	-6.43%	3.94%	-0.34%
CPFL Santa Cruz	March	-2.44%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	-1.20%	-4.15%	21.04%	13.32%
CPFL Jaguari	March	-0.74%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	-3.12%	-10.73%	24.35%	12.82%
CPFL Mococa	March	-0.95%	-3.28%	16.57%	9.02%

(a)    represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

(b)   The respective adjustments for 2017 have not occurred yet.

Deductions from operating revenue

Deductions from operating revenue in the 2nd quarter of 2017 were R$ 3,193,963, an increase of 16.3% (R$ 448,290) in relation to the same quarter of 2016, which mainly occurred due to the beginning of consolidation of RGE Sul (R$ 495,831), partially offset by:

•         Reduction of 11.9% (R$ 142,153) on ICMS, mainly due to the decrease in billed supply;

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•         Increase of 9.2% (R$ 56,651) on PIS and COFINS, mainly due to the increase in the basis of calculation of these taxes (energy supply).

•         Increase of 3.9% (R$ 36,430) in sector charges, basically due to an increase in the recognition of effects of tariff flags and others (R$ 184,457), partially offset by a decrease in Energy Development Account – CDE (R$ 161,377).

Cost of electric energy

The cost of electric energy this quarter amounted to R$ 3,738,517, an increase of 40.3% (R$ 1,073,970) in relation to the same period of the prior year, mainly justified by:

•       Increase of 52.2% (R$ 1,206,922) in electric energy purchased for resale, due to:

o   the beginning of consolidation of RGE Sul (R$ 461,698)

o   increase of 15.6% (R$ 360,964) in the amount of energy purchased;

o   increase of 14.3% (R$ 383,433) in average price due to the increase in the difference settlement price (PLD).

•         Decrease of 37.9% (R$ 132,951) in transmission and distribution system usage charges, basically due to a decrease in the system service charge – ESS and the reserve energy charge – EER (R$ 199,359), partially offset by the beginning of consolidation of RGE Sul (R$ 41,024).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, Operating Costs and Expenses this quarter amounted to R$ 1,195,443, an increase of 25% (R$ 239,240) compared with the same period of the prior year. This variation is mainly due to:

•       Personnel: increase of 26% (R$ 69,479), mainly due to (i) beginning of consolidation of RGE Sul (R$ 39,774) and (ii) effects of the collective labor agreement and increase in the number of employees;

•       Private pension entity: increase of 102.1% (R$ 14,200) due to the recognition of the impact of the actuarial report of 2017;

•       Materials: increase of 46.3% (R$ 18,190), basically due to (i) beginning of consolidation of RGE Sul (R$ 7,067), (ii) replacement of material for the maintenance of lines and networks (R$ 4,348) e (iii) maintenance of fleet (R$ 2,370).

•       Third-party services: increase of 20% (R$ 31,588), basically due to the beginning of consolidation of RGE Sul (R$ 31,101);

•       Depreciation and amortization: increase of 23.6% (R$ 59,110), basically due to (i) beginning of consolidation of RGE Sul (R$ 35,576) and (ii) increase of R$ 17,207 in the subsidiary CPFL Renováveis mainly due to the beginning of operations of renewable generation facilities in the period;

•       Amortization of the concession intangible asset: increase of 16.3% (R$ 10,096) mainly due to the beginning of consolidation of RGE Sul (R$ 9,404);

•       Other expenses: increase of 22% (R$ 35,597), mainly due to the beginning of consolidation of RGE Sul (R$ 33,067) and write-off of intangible asset in CPFL Renováveis (R$ 16,245).

Finance income (costs)

Net finance result this quarter presented costs of R$ 418,168, compared with R$ 263,956 in the same period of 2016, an increase in net finance costs of 58.4% (R$ 154,211). Such variation is basically due to:

•         Decrease in finance income of 33.2% (R$ 110,881), basically from decreases in (i) adjustment for inflation and exchange rate changes (R$ 49,836); (ii)  financial investment earnings (R$ 40,620); (iii) adjustment for inflation of tax credits (R$ 12,611), (iv) PIS and COFINS on finance income (R$ 10,193), partially offset by the beginning of consolidation of RGE Sul (R$ 24,718);

•         Increase in finance costs of 7.3% (R$ 43,330), mainly from beginning of consolidation of RGE Sul (R$ 53,329).

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures, as follows:

	2nd Quarter
	2017	2016
Epasa	17,805	17,696
Baesa	2,355	1,014
Enercan	28,346	30,376
Chapecoense	34,607	19,697
Amortization of fair value adjustment of asset	(145)	(145)
Total	82,968	68,638

•         Chapecoense: increase of R$ 14,910 mainly due to the reduction of finance costs of R$ 12,085, due to the decrease in Use of Public Asset.

Social Contribution and Income Tax

Expenses on taxes on profit in the 2nd quarter of 2017 were R$ 104,552, a decrease of 30.3% (R$ 45,477) in relation to the one recorded in the same quarter of 2016, which reflects mainly the effects of variation in profit before taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 123,172, 48.7% (R$ 116,963) lower than the one of the same period of 2016.

EBITDA (Earnings before depreciation, amortization, finance income and costs, and income tax and social contribution) for the 2nd quarter of 2017 was R$ 1,027,277, 6.3% (R$ 60,978) higher than the one determined in the same period of 2016.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information - ITR as of June 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Financial Information – ITR as of June 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Financial Information – ITR as of June 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S.A. is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information – ITR as of June 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information – ITR as of June 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

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Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	2nd Quarter			1st Semester
	2017	2016	Variation	2017	2016	Variation
Gross operating revenue	863,075	549,112	57.2%	1,566,747	1,037,500	51.0%
Electricity sales to final consumers	464,027	338,601	37.0%	900,560	654,370	37.6%
Electricity sales to wholesalers	399,046	184,058	116.8%	666,183	356,647	86.8%
Other operating revenues	2	26,453	-100.0%	4	26,482	-100.0%
Deductions from operating revenue	(100,768)	(64,157)	57.1%	(184,897)	(121,443)	52.2%
Net operating revenue	762,308	484,955	57.2%	1,381,850	916,056	50.8%
Cost of electric energy	(717,866)	(443,022)	62.0%	(1,287,067)	(849,139)	51.6%
Electricity purchased for resale	(717,853)	(443,022)	62.0%	(1,287,029)	(849,140)	51.6%
Network usage charge	(13)	0	0.0%	(38)	1	0.0%
Operating expenses	(11,408)	(11,780)	-3.2%	(23,041)	(21,457)	7.4%
Personnel	(7,545)	(7,261)	3.9%	(15,287)	(12,752)	19.9%
Materials	(52)	(65)	-19.8%	(87)	(126)	-30.9%
Third-party services	(1,478)	(1,679)	-12.0%	(3,554)	(3,203)	10.9%
Depreciation/amortization	(789)	(960)	-17.8%	(1,696)	(1,929)	-12.1%
Others	(1,544)	(1,816)	-15.0%	(2,417)	(3,447)	-29.9%
Income from electric energy services	33,034	30,153	9.6%	71,743	45,461	57.8%
Finance income (costs)	(9,530)	2,122	-549.2%	(20,729)	3,477	-696.1%
Finance income	5,319	8,169	-34.9%	12,370	17,824	-30.6%
Finance costs	(14,849)	(6,047)	145.6%	(33,099)	(14,347)	130.7%
Equity	(6,783)	-	0.0%	(6,783)	-	0.0%
Profit before taxes	16,721	32,275	-48.2%	44,231	48,938	-9.6%
Social contribution	(2,134)	(2,755)	-22.5%	(4,657)	(4,255)	9.4%
Income tax	(5,913)	(7,629)	-22.5%	(12,931)	(11,766)	9.9%
Profit for the period	8,673	21,891	-60.4%	26,644	32,916	-19.1%

EBITDA	27,040	31,113	-13.1%	66,656	47,389	40.7%

Reconciliation of Profit for the Period and EBITDA (*)
Profit for the Period	8,673	21,891	26,644	32,916
Depreciation and amortization	789	960	1,696	1,929
Finance income (costs)	9,530	(2,122)	20,729	(3,477)
Social contribution	2,134	2,755	4,657	4,255
Income tax	5,913	7,629	12,931	11,766
EBITDA	27,040	31,113	66,656	47,389

(*) information not reviewed by the independent auditors.

Gross Operating Revenue

The gross operating revenue of the 2nd quarter of 2017 was R$ 863,075, an increase of R$ 313,964 (57.2%) in relation to the same quarter of 2016, mainly explained by the (i) increase in the amount of energy sold to free consumers and concessionaires (1,910 GWh – R$ 302,118); (ii) gain in operations of CCEE due to an increase in the amount of energy traded (32 GWh – R$ 9,806) and increase in average price of PLD (R$ 24,661); partially offset by (iii) contractual indemnities by postponement of energy (R$ 26,451).

Cost of Electric Energy

Cost of electric energy of the 2nd quarter of 2017 was R$ 717,866, an increase of R$ 274,844 (62%) in relation to the same quarter of 2016, basically explained by bilateral contracts: increase in volume purchased (1,947 GWh - R$ 294,732) with decrease in average price of 5.2% (R$ 22,916).

Finance Income (Costs)

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The finance result determined in the 2nd quarter of 2017 was a finance cost of R$ 11,652, a decrease of R$ 12,547 in relation to the same quarter of 2016, mainly explained by the 3rd issue of debentures in the 4th quarter of 2016, which generated an additional finance cost of R$ 12,510.

The equity in the 2nd quarter was negative in R$ 6,783, result of the acquisition of CPFL Jaguariuna.

Profit for the Period and EBITDA

The result determined in the 2nd quarter of 2017 was a profit of R$ 8,673, a decrease of R$ 13,217 (60.4%) when compared with the same quarter of 2016.

EBITDA (Earnings before finance result, income tax and social contribution and depreciation and amortization) for the 2nd quarter of 2017 was R$ 27,040, a decrease of 13.1% when compared with the same quarter of 2016, which was R$ 31,113 (information not reviewed by the Independent Auditors).

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NOTES TO INTERIM FINANCIAL STATEMENTS

CPFL Energia S.A.
Statements of financial position at June 30, 2017 and December 31, 2016
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
ASSETS		June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

Current assets
Cash and cash equivalents	5	66,320	64,973	4,316,090	6,164,997
Consumers, concessionaires and licensees	6	-	-	3,949,822	3,765,893
Dividends and interest on capital	12	701,644	642,978	13,513	73,328
Income tax and social contribution to be offset	7	54,950	53,246	188,724	143,943
Other taxes recoverable	7	30,984	29,589	288,374	259,905
Derivatives	32	-	-	462,563	163,241
Concession financial asset	10	-	-	10,972	10,700
Other receivables	11	309	229	908,589	797,181
Total current assets		854,208	791,016	10,138,647	11,379,187

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	213,407	203,185
Intragroup loans	30	8,078	52,582	9,340	47,631
Escrow deposits	21	689	710	819,962	550,072
Income tax and social contribution to be offset	7	-	-	67,407	65,535
Other taxes recoverable	7	-	-	156,068	132,751
Sector financial assets	8	-	-	35,738	-
Derivatives	32	-	-	340,742	641,357
Deferred tax assets	9	185,633	171,073	863,821	922,858
Concession financial asset	10	-	-	5,899,539	5,363,144
Investments at cost		-	-	116,654	116,654
Other receivables	11	7,729	26,261	808,424	766,253
Investments	12	7,986,123	7,866,100	1,532,128	1,493,753
Property, plant and equipment	13	1,134	1,199	9,984,338	9,712,998
Intangible assets	14	27	24	10,640,881	10,775,613
Total noncurrent assets		8,189,414	8,117,948	31,488,450	30,791,805

Total assets		9,043,622	8,908,964	41,627,097	42,170,992

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia S.A.
Statements of financial position at June 30, 2017 and December 31, 2016
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

Current liabilities
Trade payables	15	574	3,760	2,793,507	2,728,130
Borrowings	16	-	-	3,614,588	1,875,648
Debentures	17	11,184	15,334	1,506,804	1,547,275
Private pension plan	18	-	-	59,027	33,209
Regulatory charges	19	-	-	440,213	366,078
Income tax and social contribution payable		-	-	70,632	57,227
Other taxes, fees and contributions	20	568	454	551,675	624,317
Dividends		5,544	218,630	8,244	232,851
Estimated payroll		-	-	155,113	131,707
Derivatives	32	-	-	3,942	6,055
Sector financial liability	8	-	-	1,069,666	597,515
Use of public asset		-	-	11,936	10,857
Other payables	22	15,813	17,577	937,117	807,623
Total current liabilities		33,683	255,755	11,222,464	9,018,492

Noncurrent liabilities
Trade payables	15	-	-	126,588	129,781
Borrowings	16	-	-	8,973,309	11,168,394
Debentures	17	613,618	612,251	6,761,375	7,452,672
Private pension plan	18	-	-	1,015,952	1,019,233
Other taxes, fees and contributions	20	-	-	23,190	26,814
Deferred tax liabilities	9	-	-	1,286,862	1,324,134
Provision for tax, civil and labor risks	21	643	1,008	851,385	833,276
Derivatives	32	-	-	63,545	112,207
Sector financial liability	8	-	-	219,891	317,406
Use of public asset		-	-	83,868	86,624
Allowance for investment losses	12	15,062	19,302	-	-
Other payables	22	29,055	50,628	288,160	309,292
Total noncurrent liabilities		658,378	683,189	19,694,127	22,779,832

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,014	468,014	468,014	468,014
Legal reserve		739,102	739,102	739,102	739,102
Statutory reserve - concession financial asset		760,866	702,928	760,866	702,928
Statutory reserve - working capital improvement		545,505	545,505	545,505	545,505
Additional dividend proposed		-	7,820	-	7,820
Accumulated comprehensive income		(247,466)	(234,633)	(247,466)	(234,633)
Retained earnings		344,254	-	344,254	-
		8,351,561	7,970,020	8,351,561	7,970,021
Equity attributable to noncontrolling interests		-	-	2,358,945	2,402,648
Total equity		8,351,561	7,970,020	10,710,506	10,372,668

Total liabilities and equity		9,043,622	8,908,964	41,627,097	42,170,992

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia S.A.
Statements of profit or loss for the periods ended June 30, 2017 and 2016
(In thousands of Brazilian reais, except earnings per share)

	Note	Parent company				Consolidated
		2017		2016		2017		2016
		2nd Quarter	1st Semester	2nd Quarter	1st Semester	2nd Quarter	1st Semester	2nd Quarter (Restated)	1st Semester (Restated)
Net operating revenue	25	-	-	-	1,713	5,962,549	11,501,327	4,480,723	8,817,493
Cost of electric energy services
Cost of electric energy	26	-	-	-	-	(3,738,517)	(6,959,171)	(2,664,546)	(5,192,567)
Cost of operation	27	-	-	-	-	(689,687)	(1,356,470)	(536,398)	(1,060,632)
Cost of services rendered to third parties	27	-	-	-	-	(466,106)	(881,373)	(275,032)	(492,568)

Gross profit		-	-	-	1,713	1,068,239	2,304,314	1,004,747	2,071,725
Operating expenses	27
Selling expenses		-	-	-	-	(142,565)	(291,782)	(136,739)	(264,096)
General and administrative expenses		(6,905)	(24,071)	(12,898)	(20,942)	(255,226)	(516,790)	(210,219)	(415,128)
Other operating expenses		-	-	-	-	(107,526)	(193,346)	(72,306)	(143,843)

Income from electric energy services		(6,905)	(24,071)	(12,898)	(19,229)	562,923	1,302,395	585,483	1,248,659

Equity interests in subsidiaries, associates and joint ventures	12	160,193	432,040	264,976	546,811	82,968	162,678	68,638	132,118
Finance income (costs)	28
Finance income		3,219	8,983	27,225	36,386	222,632	503,343	333,513	645,844
Finance costs		(19,047)	(42,152)	(12,025)	(31,626)	(640,799)	(1,357,649)	(597,469)	(1,228,828)
		(15,828)	(33,169)	15,200	4,760	(418,168)	(854,306)	(263,956)	(582,984)
Profit before taxes		137,460	374,800	267,278	532,342	227,724	610,767	390,165	797,793
Social contribution	9	1,962	5,082	(1,649)	318	(28,289)	(68,863)	(42,502)	(89,668)
Income tax	9	4,052	9,479	(5,818)	(1,500)	(76,263)	(186,610)	(107,528)	(235,544)
		6,014	14,561	(7,467)	(1,182)	(104,552)	(255,474)	(150,029)	(325,211)

Profit for the period		143,475	389,360	259,811	531,160	123,172	355,293	240,135	472,581

Profit for the period attributable to owners of the Company						143,475	389,360	259,811	531,160
Profit (loss) for the period attributable to noncontrolling interests						(20,302)	(34,067)	(19,676)	(58,578)
Basic earnings per share attributable to owners of the Company	24	0.14	0.38	0.26	0.52	0.14	0.38	0.26	0.52
Diluted earnings per share attributable to owners of the Company	24	0.14	0.38	0.26	0.52	0.14	0.38	0.26	0.52

(*) Comprises the effects of note 2.8

The accompanying notes are an integral part of these interim financial statements

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	Parent company
	2017		2016
	2nd Quarter	1st Semester	2nd Quarter	1st Semester
Profit for the period	143,475	389,360	259,811	531,160

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	-	-	(403,036)	(404,363)

Total comprehensive income for the period - individual	143,475	389,360	(143,225)	126,797

	Consolidated
	2017		2016
	2nd Quarter	1st Semester	2nd Quarter	1st Semester
Profit for the period	123,172	355,293	240,135	472,581

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	-	-	(403,036)	(404,363)

Total comprehensive income for the period	123,172	355,293	(162,901)	68,218
Attributable to owners of the Company	143,475	389,360	(143,225)	126,797
Attributable to noncontrolling interests	(20,302)	(34,067)	(19,676)	(58,578)

The accompanying notes are an integral part of these interim financial statements

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CPFL Energia S.A.
Statements of changes in equity for the period ended June 30, 2017
(In thousands of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

Total comprehensive income	-	-	-	-	-	-	-	-	389,360	389,360	-	(34,067)	355,293
Profit for the period	-	-	-	-	-	-	-	-	389,360	389,360	-	(34,067)	355,293

Internal changes in equity	-	-	-	57,939	-	-	(12,833)	-	(45,106)	-	(875)	842	(33)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(19,444)	-	19,444	-	(1,325)	1,325	-
Tax effects on realization of deemed cost	-	-	-	-	-	-	6,611	-	(6,611)	-	450	(450)	-
Changes in statutory reserve in the period	-	-	-	57,939	-	-	-	-	(57,939)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)

Capital transactions with owners	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	(9,603)	(17,423)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	7	7
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	(9,610)	(17,430)

Balance at June 30, 2017	5,741,284	468,014	739,102	760,866	545,505	-	418,880	(666,346)	344,254	8,351,561	12,697	2,346,248	10,710,506

CPFL Energia S.A.
Statements of changes in equity for the period ended June 30, 2016
(in thousand of Brazilian reais - R$)
			Earnings reserves			Accumulated comprehensive income				Noncontrolling interests
				Statutory reserve
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Deemed cost	Private pension plan	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2015	5,348,312	468,082	694,058	585,451	392,972	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

Total comprehensive income	-	-	-	-	-	-	(404,363)	531,160	126,797	-	(58,578)	68,218
Profit for the period	-	-	-	-	-	-	-	531,160	531,160	-	(58,578)	472,581
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(404,363)	-	(404,363)	-	-	(404,363)

Internal changes in equity	-	-	-	109,356	-	(12,916)	-	(96,440)	-	(874)	843	(31)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(19,570)	-	19,570	-	(1,324)	1,324	-
Tax effect on realization of deemed cost	-	-	-	-	-	6,654	-	(6,654)	-	450	(450)	-
Changes in statutory reserve in the period	-	-	-	109,356	-	-	-	(109,356)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(31)	(31)

Capital transactions with owners	392,972	-	-	-	(392,972)	-	-	1,756	1,756	-	(16,114)	(14,359)
Capital increase	392,972	-	-	-	(392,972)	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	1,756	1,756	-	-	1,756
Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	(16,114)	(16,114)

Balance at June 30, 2016	5,741,284	468,082	694,058	694,806	-	444,575	(676,534)	436,476	7,802,748	14,446	2,366,773	10,183,966

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The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia SA
Statements of cash flow for the periods ended June 30, 2017 and 2016
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Profit before taxes	374,800	532,342	610,767	797,793
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	108	102	758,227	620,002
Provision for tax, civil and labor risks	(155)	38	93,064	139,095
Allowance for doubtful accounts	-	-	86,068	95,865
Interest on debts, inflation adjustment and exchange rate changes	40,867	23,321	1,108,799	848,205
Pension plan expense	-	-	56,944	27,825
Equity interests in associates and joint ventures	(432,040)	(546,811)	(162,678)	(132,118)
Loss on disposal of noncurrent assets	-	-	49,275	19,982
Deferred taxes (PIS and COFINS)	-	-	1,037	(9,715)
Others	-	-	20,660	(330)
	(16,420)	8,992	2,622,162	2,406,604
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(279,388)	(366,295)
Dividend and interest on capital received	288,061	1,289,907	184,117	75,161
Taxes recoverable	(2,883)	(122)	(48,491)	(26,185)
Escrow deposits	35	(72)	(243,817)	749,422
Sector financial asset	-	-	(25,525)	1,588,088
Receivables - Eletrobras	-	-	(21,720)	229,359
Concession financial assets (transmission companies)	-	-	(49,349)	(11,754)
Other operating assets	18,451	301	(71,804)	45,542

INCREASE (DECREASE) IN OPERATING LIABILITIES
Trade payables	(3,185)	(482)	62,185	(1,473,207)
Other taxes and social contributions	114	1,959	(88,703)	(94,018)
Other liabilities with private pension plan	-	-	(34,406)	(41,737)
Regulatory charges	-	-	74,136	(532,706)
Tax, civil and labor risks paid	(211)	(839)	(111,294)	(120,162)
Sector financial liability	-	-	315,136	276,163
Payables - amounts provided by the CDE	-	-	(744)	(29,505)
Other operating liabilities	(23,337)	(1,013)	191,844	101,864
CASH FLOWS PROVIDED BY OPERATIONS	260,625	1,298,631	2,474,339	2,776,634
Interest paid on debts and debentures	(44,656)	(40,657)	(934,922)	(801,508)
Income tax and social contribution paid	-	(18,096)	(258,873)	(363,460)
NET CASH FROM OPERATING ACTIVITIES	215,969	1,239,878	1,280,544	1,611,666

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(42)	(219)	(548,625)	(517,272)
Securities, pledges and restricted deposits	-	(199)	(81,107)	(59,631)
Purchases of intangible assets	(4)	-	(790,940)	(432,454)
Sale of noncurrent assets	-	-	94	789
Advances for future capital increases	(38,950)	(16,020)	-	-
Intragroup loans	45,280	(92,380)	38,793	44,999

NET CASH USED IN INVESTING ACTIVITIES	6,284	(108,818)	(1,381,785)	(963,569)

FINANCING ACTIVITIES
Capital increase of noncontrolling shareholder	-	-	7	-
Borrowings and debentures raised	-	-	986,988	1,364,314
Repayment of principal of borrowings and debentures	-	(726,148)	(2,342,145)	(2,100,035)
Repayment of derivatives	-	43,128	(148,177)	(99,215)
Dividend and interest on capital paid	(220,906)	(65)	(241,826)	(14,989)
Business combination payment	-	-	(2,514)	(16,191)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	(220,906)	(683,085)	(1,747,667)	(866,116)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,347	447,975	(1,848,907)	(218,019)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	64,973	424,192	6,164,997	5,682,802
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	66,320	872,166	4,316,090	5,464,783

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia S.A.
Statements of value added for the periods ended June 30, 2017 and 2016
(in thousand of Brazilian reais - R$)
	Parent Company		Consolidated
	1st Semester 2017	1st Semester 2016	1st Semester 2017	1st Semester 2016 (Restated *)
1 - Revenues	46	2,107	18,408,445	15,267,494
1.1 Operating revenues	-	1,887	17,008,535	14,320,194
1.2 Revenue related to the construction of own assets	46	219	607,616	551,316
1.3 Revenue from construction of concession infrastructure	-	-	878,362	491,850
1.4 Allowance for doubtful accounts	-	-	(86,068)	(95,865)

2 - (-) Inputs	(4,289)	(5,061)	(9,937,126)	(7,394,280)
2.1 Electricity purchased for resale	-	-	(7,749,937)	(5,767,084)
2.2 Material	(66)	(257)	(1,078,775)	(751,778)
2.3 Outsourced services	(3,507)	(3,906)	(764,079)	(598,285)
2.4 Others	(716)	(898)	(344,335)	(277,132)

3 - Gross value added (1+2)	(4,243)	(2,955)	8,471,319	7,873,215

4 - Retentions	(108)	(102)	(760,052)	(621,316)
4.1 Depreciation and amortization	(108)	(102)	(615,819)	(497,409)
4.2 Amortization of intangible assets of concession	-	-	(144,232)	(123,907)

5 - Net value added generated (3+4)	(4,350)	(3,057)	7,711,268	7,251,899

6 - Value Added received in transfer	441,515	586,200	703,305	809,043
6.1 Financial income	9,475	39,389	540,627	676,925
6.2 Interest in subsidiaries, associates and joint ventures	432,040	546,811	162,678	132,118

7 - Value Added to be distributed (5+6)	437,164	583,143	8,414,572	8,060,942

8 - Distribution of value added
8.1 Personnel and charges	16,769	13,644	697,891	488,073
8.1.1 Direct remuneration	11,894	5,527	430,397	302,238
8.1.2 Benefits	3,936	7,421	232,488	159,835
8.1.3 Government severance indemnity fund for employees - F.G.T.S	938	696	35,007	26,001
8.2 Taxes, fees and contributions	(11,187)	7,126	5,921,459	5,795,525
8.2.1 Federal	(11,203)	7,107	3,153,099	3,269,069
8.2.2 Estate	16	19	2,757,380	2,518,112
8.2.3 Municipal	-	-	10,980	8,343
8.3 Lenders and lessors	42,223	31,213	1,439,930	1,304,761
8.3.1 Interest	42,012	31,188	1,399,463	1,275,057
8.3.2 Rental	211	25	40,467	29,704
8.4 Interest on capital	389,360	531,160	355,293	472,581
8.4.1 Retained earnings	389,360	531,160	355,293	472,581
	437,164	583,143	8,414,572	8,060,942

(*) Includes the effects of note 2.8

The accompanying notes are an integral part of these interim financial statements.

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CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2017

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 – 14th floor - Office 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not audited by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,337	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,706	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,471	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,328	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	211	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	86	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (State)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower	1.295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48,72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Privately-held corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado") (b)	Privately-held corporation	Indirect 59.93%	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

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Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL EficiÊncia")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At June 30, 2017, CPFL Renováveis had a portfolio of 113 projects of 2,509.6 MW of installed capacity (2,102.6 MW in operation).

•         Hydropower generation: 47 SHP’s (555.3 MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (132.3 MW);

•         Wind power generation: 57 projects (1,583.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (274.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and its subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or with international Financial Reporting.

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The accounting practices and criteria adopted in preparing this individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2016, and therefore should be read together.

Management states that all significant information specific to interim financial statements is disclosed and corresponds to the information used in managing the Group.

The interim financial statements was approved by Management and authorized for issue on July 31, 2017.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 32 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts);

•         Note 8 – Sector financial asset and liability (certain financial components that can start without prior methodology);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement);

•         Note 13 – Property, plant and equipment (application of definite useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources);

•         Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ); and

•         Note 32 – Financial instruments (assumptions for fair value measurement).

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2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At June 30, 2017 and December 31, 2016, and for the quarters and semesters ended June 30, 2017 and 2016, the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 Restatements in the quarter and semester ended June 30, 2016 interim financial statements

As mentioned in note 2.8 to the financial statements at December 31, 2016, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable financial asset of the concession of each distribution company, previously presented in the line item of finance income, within finance income (costs), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance.

According to the guidance in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (for the reasons mentioned above) and, therefore, made the retrospective reclassifications in their corresponding information submitted for comparative purposes corresponding to the statements of profit or loss and value added, in relation to those originally issued on August 1, 2016.

The reclassifications made do not change the total assets, equity and profit for the period, or the statement of cash flows.

The statements of profit or loss and value added, for comparability purposes, are presented below:

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Statement of profit or loss for the period

	Consolidated			Consolidated
	2nd quarter 2016	Reclassifications	2nd quarterr 2016 (Restated)	1st semester 2016	Reclassifications	1st semester 2016 (Restated)

Net operating revenue	4,416,082	64,641	4,480,723	8,665,472	152,021	8,817,493
Cost of electric energy services
Cost of electric energy	(2,664,546)	-	(2,664,546)	(5,192,567)	-	(5,192,567)
Cost of operation	(536,398)	-	(536,398)	(1,060,632)	-	(1,060,632)
Cost of services rendered to third parties	(275,032)	-	(275,032)	(492,568)	-	(492,568)
Gross profit	940,106	64,641	1,004,747	1,919,705	152,021	2,071,725
Operating expenses
Selling expenses	(136,739)	-	(136,739)	(264,096)	-	(264,096)
General and administrative expenses	(210,219)	-	(210,219)	(415,128)	-	(415,128)
Other operating expenses	(72,306)	-	(72,306)	(143,843)	-	(143,843)
Income from electric energy services	520,842	64,641	585,483	1,096,638	152,021	1,248,659
Equity interests in subsidiaries, associates and joint ventures	68,638		68,638	132,118		132,118
Finance income (costs)
Finance income	401,522	(68,009)	333,513	806,370	(160,526)	645,844
Finance costs	(600,837)	3,368	(597,469)	(1,237,333)	8,505	(1,228,828)
	(199,315)	(64,641)	(263,956)	(430,963)	(152,021)	(582,984)
Profit before taxes	390,164	-	390,165	797,793	-	797,793
Social contribution	(42,502)	-	(42,502)	(89,668)	-	(89,668)
Income tax	(107,528)	-	(107,528)	(235,544)	-	(235,544)
	(150,031)	-	(150,030)	(325,211)	-	(325,211)
Profit for the period	240,135	-	240,135	472,581	-	472,581

Statement of value added for the period

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	Consolidated
	1st semester 2016	Reclassifications	1st semester 2016 (Restated)

1 - Revenues	15,115,473	152,021	15,267,494
1.1 Operating revenues	14,168,173	152,021	14,320,194
1.2 Revenue related to construction of own assets	551,316	-	551,316
1.3 Revenue from construction of concession infrastructure	491,850	-	491,850
1.4 Allowance for doubtful accounts	(95,865)	-	(95,865)

2 - (-) Inputs purchased from third parties	(7,394,280)	-	(7,394,280)
2.1 Electricity purchased for resale	(5,767,084)	-	(5,767,084)
2.2 Material	(751,778)	-	(751,778)
2.3 Outsourced services	(598,285)	-	(598,285)
2.4 Others	(277,132)	-	(277,132)

3 - Gross value added (1+2)	7,721,193	152,021	7,873,215

4 - Retentions	(621,316)	-	(621,316)
4.1 Depreciation and amortization	(497,409)	-	(497,409)
4.2 Amortization of intangible assets of concession	(123,907)	-	(123,907)

5 - Net value added generated (3+4)	7,099,878	152,021	7,251,899

6 - Value Added received in transfer	969,569	(160,526)	809,043
6.1 Finance income	837,451	(160,526)	676,925
6.2 Share of profit (loss) of investees	132,118		132,118

7 - Value Added to be distributed (5+6)	8,069,446	(8,505)	8,060,942

8 - Distribution of value added
8.1 Personnel and charges	488,073	-	488,073
8.1.1 Direct remuneration	302,238	-	302,238
8.1.2 Benefits	159,835	-	159,835
8.1.3 Government severance indemnity fund for employees - F.G.T.S	26,001	-	26,001
8.2 Taxes, fees and contributions	5,795,525	-	5,795,525
8.2.1 Federal	3,269,069	-	3,269,069
8.2.2 Estate	2,518,112	-	2,518,112
8.2.3 Municipal	8,343	-	8,343
8.3 Lenders and lessors	1,313,266	(8,505)	1,304,761
8.3.1 Interest	1,283,562	(8,505)	1,275,057
8.3.2 Rental	29,704	-	29,704
8.4 Interest on capital	472,581	-	472,581
8.4.1 Retained earnings	472,581	-	472,581
	8,069,446	(8,505)	8,060,942

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Group has been prepared based on the same accounting policies described in notes 3.1 to 3.18, disclosed in the financial statements for the year ended December 31, 2016.

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

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- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32) and also includes the debtor's credit risk rate.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Bank balances	1,334	426	82,840	170,884
Short-term financial investments	64,986	64,548	4,233,250	5,994,112
Overnight investment (a)	13,598	64,541	20,491	95,034
Bank certificates of deposit (b)	-	-	1,596,251	2,357,187
Repurchase agreements secured on debentures (b)	-	-	10,568	58,616
Investment funds (c)	51,387	6	2,605,940	3,483,273
Total	66,320	64,973	4,316,090	6,164,997

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 101.6% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 99.7% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at June 30, 2017 and December 31, 2016:

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	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	June 30, 2017	December 31, 2016
Current
Consumer classes
Residential	557,278	409,212	79,193	1,045,682	932,380
Industrial	257,664	71,981	79,632	409,277	386,826
Commercial	216,913	74,530	48,576	340,019	317,111
Rural	57,585	16,452	7,747	81,784	97,444
Public administration	60,502	10,459	4,904	75,864	94,348
Public lighting	53,674	6,392	2,858	62,924	73,142
Public utilities	78,472	6,345	5,305	90,122	97,503
Billed	1,282,088	595,371	228,215	2,105,672	1,998,754
Unbilled	872,777	-	-	872,777	1,095,188
Financing of consumers' debts	143,649	14,954	33,112	191,716	170,982
CCEE transactions	510,570	12,856	3,088	526,514	289,761
Concessionaires and licensees	419,535	1	7,740	427,276	390,333
Others	52,861	-	-	52,861	39,974
	3,281,480	623,182	272,155	4,176,816	3,984,991
Allowance for doubtful accounts				(226,994)	(219,098)
Total				3,949,822	3,765,893

Non current
Financing of consumers' debts	202,334	-	-	202,334	198,875
Free energy	5,743	-	-	5,743	5,436
CCEE transactions	41,301	-	-	41,301	41,301
	249,378	-	-	249,378	245,612
Allowance for doubtful accounts				(35,972)	(42,427)
Total				213,407	203,185

Allowance for doubtful accounts

Movements in the Allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
At of December 31, 2016	(261,525)	(27,992)	(289,517)
Allowance - reversal (recognition)	(138,479)	(642)	(139,122)
Recovery of revenue	53,055	-	53,055
Write-off of accrued receivables	83,985	430	84,415
At of June 30, 2017	(262,965)	(28,205)	(291,170)

Current	(226,994)	(28,205)	(255,199)
Noncurrent	(35,972)	-	(35,972)

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(7) TAXES RECOVERABLE

	Parent company		Consolidated
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Current
Prepayments of social contribtion - CSLL	-	5,508	15,089	14,141
Prepayments of income tax - IRPJ	-	2,282	35,602	35,534
Income tax and social contribution to be offset	54,950	45,457	138,034	94,268
Income tax and social contribution to be offset	54,950	53,247	188,725	143,943

Withholding income tax - IRRF on interest on capital	3,126	3,126	3,126	3,642
Withholding income tax - IRRF	27,530	26,150	130,468	115,189
State VAT - ICMS to be offset	-	-	95,034	82,090
Social Integration Program - PIS	54	52	8,978	9,062
Contribution for Social Security Funding - COFINS	274	262	40,454	39,984
National Social Security Institute - INSS	-	-	7,209	6,374
Others	-	-	3,105	3,564
Others taxes to be offset	30,984	29,590	288,374	259,905

Total	85,934	82,835	477,098	403,848

Noncurrent
Social contribution to be offset - CSLL	-	-	57,369	55,498
Income tax to be offset - IRPJ	-	-	10,038	10,037
Income tax and social contribution to be offset	-	-	67,407	65,535

State VAT - ICMS to be offset	-	-	146,279	122,415
Social Integration Program - PIS	-	-	1,030	800
Contribution for Social Security Funding - COFINS	-	-	4,750	3,687
National Social Security Institute - INSS	-	-	1,526	-
Others	-	-	2,483	5,848
Others taxes to be offset	-	-	156,068	132,750

Total	-	-	223,475	198,285

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(8)     SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	Consolidated
	At of December 31, 2016			Operating revenue		Finance income or expense	Receipt	At of June 30, 2017
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"	(762,573)	190,369	(572,203)	(279,828)	(46,450)	(48,703)	(93,929)	(351,978)	(689,136)	(1,041,113)
CVA (*)
CCC
CDE (**)	(342,161)	(70,301)	(412,462)	(261,563)	68,377	(18,393)	-	(249,030)	(375,010)	(624,040)
Electric energy cost	(506,490)	(239,777)	(746,267)	190,942	459,222	(34,797)	(93,265)	246,311	(470,477)	(224,166)
ESS and EER (***)	(406,568)	(124,411)	(530,979)	(286,271)	185,149	(30,703)	(276)	(456,624)	(206,457)	(663,080)
Proinfa	3,492	31,414	34,906	(25,069)	(21,507)	(1,267)	-	(10,621)	(2,316)	(12,937)
Basic network charges	27,527	9,660	37,187	(121,263)	(14,330)	2,116	-	(125,813)	29,523	(96,290)
Pass-through from Itaipu	147,012	442,911	589,923	237,904	(540,967)	19,483	-	282,410	23,932	306,342
Transmission from Itaipu	7,646	7,281	14,927	(20,358)	(7,575)	522	-	(20,569)	8,085	(12,484)
Neutrality of industry charges	142,091	164,375	306,466	37,373	(154,784)	3,122	-	77,719	114,458	192,177
Overcontracting	164,878	(30,782)	134,096	(31,524)	(20,034)	11,214	(387)	(95,761)	189,126	93,365
Other financial components	(182,958)	(159,759)	(342,717)	11,618	118,974	(582)	-	(106,621)	(106,086)	(212,706)
Refunds related to judicial injunctions	(76,615)	(132,410)	(209,025)	(5,386)	93,108	801	-	-	(120,503)	(120,503)
Others	(106,343)	(27,349)	(133,692)	17,005	25,867	(1,383)	-	(106,621)	14,417	(92,204)

Total	(945,530)	30,612	(914,918)	(268,210)	72,524	(49,286)	(93,929)	(458,598)	(795,222)	(1,253,820)

Noncurrent assets			-							35,738
Current liabilities			(597,515)							(1,069,666)
Noncurrent liabilities			(317,406)							(219,891)

(*)            Deferred tariff costs and gains variations from Parcel “A” items

(**)          Energy Development Account – CDE

(***)         System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2016.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Social contribution credit/(debit)
Tax losses carryforwards	48,158	42,841	118,072	123,389
Tax benefit of merged intangible	-	-	82,489	86,377
Temporarily nondeductible differences	891	1,125	(327,338)	(332,750)
Subtotal	49,048	43,966	(126,777)	(122,984)

Income tax credit / (debit)
Tax losses carryforwards	134,111	123,980	339,355	358,683
Tax benefit of merged intangible	-	-	282,367	295,987
Temporarily nondeductible differences	2,474	3,126	(907,369)	(923,383)
Subtotal	136,585	127,106	(285,647)	(268,713)

PIS and COFINS credit/(debit)
Temporarily nondeductible differences	-	-	(10,616)	(9,580)

Total	185,633	171,073	(423,041)	(401,276)

Total tax credit	185,633	171,073	863,821	922,858
Total tax debit	-	-	(1,286,862)	(1,324,134)

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The expected recovery of the deferred tax assets recorded in noncurrent assets, arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, the breakdown of which is described in the financial statements at December 31, 2016, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Supervisory Board.  To reflect adequately the effective rate of the taxes on profit, deferred tax assets are recognized monthly on any losses for companies that have positive projections, in accordance with such studies.

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	June 30, 2017		December 31, 2016
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	48,184	133,846	50,497	140,270
CPFL Piratininga	11,733	40,267	12,251	42,044
RGE	22,571	93,214	23,629	97,584
CPFL Geração	-	15,041	-	16,090
Total	82,489	282,367	86,377	295,987

9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	June 30, 2017			December 31, 2016
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible differences
Provision for tax, civil and labor risks	46,582	129,394	-	45,065	125,182	-
Private pension fund	2,027	5,629	-	1,711	4,753	-
Allowance for doubtful accounts	26,827	74,520	-	26,543	73,729	-
Free energy supply	8,096	22,489	-	7,718	21,440	-
Research and development and energy efficiency programs	18,981	52,725	-	17,474	48,538	-
Personnel-related provisions	2,962	8,228	-	3,422	9,506	-
Depreciation rate difference	5,893	16,370	-	6,200	17,223	-
Derivatives	(57,378)	(159,383)	-	(54,368)	(151,023)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,229)	(22,859)	-	(8,355)	(23,208)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(112,381)	(310,139)	(7,708)	(104,080)	(287,990)	(6,157)
Actuarial losses (IFRS/CPC)	25,558	70,994	-	25,390	70,527	-
Financial instruments (IFRS/CPC)	(5,977)	(16,602)	-	(10,022)	(27,838)	-
Accelerated depreciation	(92)	(255)	-	(73)	(204)	-
Others	5,460	14,974	(2,909)	4,491	12,281	(3,423)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(53,600)	(148,890)	-	(55,223)	(153,398)	-
Actuarial losses (IFRS/CPC)	49,699	138,051	-	49,698	138,051	-
Temporarily nondeductible differences - business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	22,043	61,230	-	22,771	63,252	-
Deferred taxes - liability:
Fair value of property, plant and equipment (value added of assets)	(26,680)	(74,110)	-	(27,472)	(76,310)	-
Value added derived from determination of deemed cost	(65,782)	(182,728)	-	(78,443)	(217,897)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(188,791)	(524,420)	-	(183,443)	(509,563)	-
Other temporary differences	(22,555)	(62,589)	-	(21,754)	(60,435)	-
Total	(327,338)	(907,370)	(10,616)	(332,750)	(923,383)	(9,580)

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9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and semesters ended June 30, 2017 and 2016:

	Parent company				Consolidated
	Social contribution				Social contribution
	2017		2016		2017		2016
	2nd Quarter	1st semester	2nd Quarter	1st semester	2nd Quarter	1st semester	2nd Quarter	1st semester
Profit before taxes	137,460	374,800	267,278	532,342	227,724	610,767	390,165	797,793
Reconciliation to reflect effective rate:
Equity in subsidiaries	(160,193)	(432,040)	(264,976)	(546,811)	(82,968)	(162,678)	(68,638)	(132,118)
Amortization of intangible asset acquired	(3,382)	(6,764)	(3,382)	(6,764)	12,162	24,324	12,162	24,324
Tax incentives - PIIT	-	-	-	-	(517)	(1,209)	(250)	(250)
Effect of presumed profit system	-	-	-	-	(48,031)	(96,751)	(31,271)	(19,077)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	27,917	58,167	31,235	62,466
Interest on capital income	-	-	12,048	12,048	-	-	-	-
Other permanent additions (exclusions), net	4,318	7,540	7,355	5,652	30,961	35,648	11,773	2,310
Tax base	(21,797)	(56,465)	18,323	(3,533)	167,247	468,268	345,176	735,448
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	1,962	5,082	(1,649)	318	(15,052)	(42,144)	(31,066)	(66,190)
Tax credit recorded (not recorded), net	-	-	-	-	(13,237)	(26,718)	(11,437)	(23,477)
Recorded (unrecognized) Tax credit, net	1,962	5,082	(1,649)	318	(28,289)	(68,863)	(42,502)	(89,668)

Current	-	-	(1,682)	(7,224)	(9,802)	(65,299)	(71,801)	(150,323)
Deferred	1,962	5,082	33	7,542	(18,487)	(3,565)	29,299	60,656

	Parent company				Consolidated
	Income tax				Income tax
	2017		2016		2017		2016
	2nd Quarter	1st semester	2nd Quarter	1st semester	2nd Quarter	1st semester	2nd Quarter	1st semester
Profit before taxes	137,460	374,800	267,278	532,342	227,724	610,767	390,165	797,793
Reconciliation to reflect effective rate:
Equity in subsidiaries	(160,193)	(432,040)	(264,976)	(546,811)	(82,968)	(162,678)	(68,638)	(132,118)
Amortization of intangible asset acquired	-	-	-	-	15,689	31,378	15,689	31,378
Tax incentives - PIIT	-	-	-	-	(517)	(1,209)	(250)	(250)
Effect of presumed profit system	-	-	-	-	(65,650)	(129,273)	(45,701)	(43,639)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	27,917	58,167	31,235	62,466
Interest on capital income	-	-	12,048	12,048	-	-	-	-
Tax incentive - operating profit	-	-	-	-	(360)	(6,861)	(8,967)	(14,011)
Other permanent additions (exclusions), net	6,523	19,325	8,921	8,420	36,157	50,243	(10,638)	(20,164)
Tax base	(16,210)	(37,915)	23,271	5,999	157,991	450,534	302,895	681,455
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	4,052	9,479	(5,818)	(1,500)	(39,498)	(112,634)	(75,724)	(170,364)
Recorded (unrecognized) Tax credit, net	-	-	-	-	(36,765)	(73,977)	(31,804)	(65,180)
Total	4,052	9,479	(5,818)	(1,500)	(76,263)	(186,610)	(107,528)	(235,544)

Current	-	-	(5,537)	(21,938)	(23,265)	(170,288)	(194,920)	(401,475)
Deferred	4,052	9,479	(281)	20,438	(52,998)	(16,322)	87,393	165,931

(10)     CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
At of December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

Additions	420,585	40,018	460,603
Adjustment of expected cash flow	84,057	-	84,057
Adjustment - financial asset measured at amortized cost	-	12,637	12,637
Cash inputs - RAP	-	(5,236)	(5,236)
Disposals	(15,392)	-	(15,392)

At of June 30, 2017	5,682,760	227,752	5,910,512
Current	-	10,972	10,972
Noncurrent	5,682,760	216,779	5,899,539

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution (measured at fair value) and transmission (measured at amortized cost) companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP").

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the expected cash flow receipts at fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the period (R$ 84,057 in the 1st semester of 2017and R$ 160,527 in the 1st semester of 2016).

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 12,637 is recognized against other operating revenues and income (R$ 7,044 in the 1st semester of 2016).

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(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Advances - Fundação CESP	8,806	7,533	-	-
Advances to suppliers	11,829	15,787	-	-
Pledges, funds and restricted deposits	151,700	106,925	599,479	533,719
Orders in progress	219,386	203,344	-	-
Services rendered to third parties	9,970	9,385	-	-
Energy pre-purchase agreements	13,763	-	28,737	27,302
Collection agreements	697	1,273	-	-
Prepaid expenses	69,715	65,668	22,796	20,942
GSF renegotiation	12,558	12,722	23,147	28,935
Receivables - Eletrobrás	235,272	213,552	-	-
Advances to employees	32,315	15,940	-	-
Leases	16,992	19,281	47,278	50,541
Others	153,792	153,764	86,987	104,815
(-) Allowance for doubtful debts (note 6)	(28,205)	(27,992)	-	-
Total	908,589	797,181	808,424	766,253

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Receivables – Eletrobras: refer to: (i) low-income subsidies amounting to  R$ 15,172 (R$ 17,239 at December 31, 2016), (ii) other tariff discounts granted to consumers amounting to R$ 215,569 (R$ 164,396 at December 31, 2016), and (iii) tariff discounts – court injunctions amounting to R$ 4,531 (R$ 31,917 at December 31, 2016) - note 25.3.1.

In the 1st semester of 2017, the subsidiaries offset the receivables relating to the Eletrobrás account with the payables relating to the Energy Development Account (CDE) (note 19) amounting to R$ 182,648, of which (i) R$ 32,912 based on an injunction obtained in May 2015, and (ii) R$ 149,736 authorized by Order No. 1,576/2016.

(12)   INVESTMENTS

	Parent company		Consolidated
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Permanent equity interests - equity method
By equity method of the subsidiary	7,318,794	5,811,894	1,521,198	1,482,533
Fair value of assets, net	661,276	692,632	10,930	11,219
Advances for future capital increases	-	1,355,520	-	-
Goodwill	6,054	6,054	-	-
Total	7,986,123	7,866,100	1,532,128	1,493,753

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12.1Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		June 30, 2017				June 30, 2017	December 31, 2016	1st semester 2017	1st semester 2016
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	9,052,782	923,423	1,136,764	75,593	1,136,764	1,063,400	75,593	217,840
CPFL Piratininga	53,096,770	3,797,795	240,144	429,774	61,855	429,774	355,755	61,855	97,427
CPFL Santa Cruz	371,772	409,397	74,862	147,155	15,062	147,155	140,520	15,062	12,469
CPFL Leste Paulista	892,772	174,343	29,212	53,043	4,639	53,043	52,853	4,639	3,819
CPFL Sul Paulista	454,958	209,739	28,492	58,442	4,940	58,442	58,895	4,940	4,066
CPFL Jaguari	209,294	140,081	20,632	28,820	750	28,820	30,255	750	5,857
CPFL Mococa	117,199	119,745	16,004	34,174	3,824	34,174	33,824	3,824	3,938
RGE	1,019,790	4,318,136	1,223,350	1,656,496	65,701	1,656,496	1,614,320	65,701	59,388
CPFL Geração	205,492,020	6,165,408	1,043,922	2,155,125	183,688	2,155,125	2,158,384	183,688	129,628
CPFL Jaguari Geração (*)	40,108	44,645	40,108	44,512	4,404	44,512	45,099	4,404	711
CPFL Brasil	2,999	933,926	2,999	51,763	26,644	51,763	109,054	26,644	32,916
CPFL Planalto (*)	630	4,006	630	2,336	1,706	2,336	2,101	1,706	1,005
CPFL Serviços	1,577,706	238,256	117,968	109,896	(8,072)	109,896	97,968	(8,072)	(4,189)
CPFL Atende (*)	13,991	23,850	13,991	17,491	3,499	17,491	17,150	3,499	2,605
Nect (*)	2,059	23,189	2,059	10,684	8,213	10,684	10,295	8,213	5,600
CPFL Total (*)	19,005	31,933	19,005	29,606	9,923	29,606	27,570	9,923	4,930
CPFL Jaguariuna (*)	1,702,676	1,654,365	1,702,676	1,652,904	(3,257)	1,264,596	1,256,161	3,526	(51)
CPFL Telecom	86,420	48,747	86,420	(15,062)	(14,710)	(15,062)	(19,302)	(14,710)	(13,263)
CPFL Centrais Geradoras (*)	16,128	16,697	16,128	16,189	730	16,189	15,459	730	(616)
CPFL Eficiência	48,164	99,468	48,164	57,385	(449)	57,385	61,543	(449)	4,022
AUTHI (*)	2,610	21,687	2,610	14,541	11,931	14,541	16,810	11,931	10,064
Subtotal - by subsidiary's equity						7,303,732	7,148,112	463,396	578,166
Amortization of fair value adjustment of assets						-	-	(31,356)	(31,355)
Total						7,303,732	7,148,112	432,040	546,811

Investment						7,318,794	5,811,894
Advances for future capital increases						-	1,355,520
Allowance for equity investment losses						(15,062)	(19,302)

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 31,356 (R$ 31,355 in the 1st semester of 2016) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries are as follows:

Investment	Investment at of December 31, 2016	Capital increase /payment of capital	Share of profit (loss) of investees	Dividend and Interest on capital	Advances for future capital increases	Corporate restructuring	Investment at of June 30, 2017
CPFL Paulista	1,063,400	-	75,593	(2,228)	-	-	1,136,764
CPFL Piratininga	355,755	-	61,855	12,164	-	-	429,774
CPFL Santa Cruz	140,520	-	15,062	(8,427)	-	-	147,155
CPFL Leste Paulista	52,853	-	4,639	(4,449)	-	-	53,043
CPFL Sul Paulista	58,895	-	4,940	(5,393)	-	-	58,442
CPFL Jaguari	30,255	-	750	(2,186)	-	-	28,820
CPFL Mococa	33,824	-	3,824	(3,473)	-	-	34,174
RGE	1,614,320	-	65,701	(23,525)	-	-	1,656,496
CPFL Geração	2,158,384	-	183,688	(186,947)	-	-	2,155,125
CPFL Jaguari Geração	45,099	-	4,404	(4,991)	-	-	44,512
CPFL Brasil	109,054	-	26,644	(79,025)	-	(4,910)	51,763
CPFL Planalto	2,101	-	1,706	(1,471)	-	-	2,336
CPFL Serviços	97,968	76,000	(8,072)	-	(56,000)	-	109,896
CPFL Atende	17,150	-	3,499	(3,159)	-	-	17,491
Nect	10,295	-	8,213	(7,824)	-	-	10,684
CPFL Total	27,570	-	9,923	(7,887)	-	-	29,606
CPFL Jaguariuna	1,256,161	1,299,520	3,526	-	(1,299,520)	4,910	1,264,596
CPFL Telecom	(19,302)	31,000	(14,710)	-	(12,050)	-	(15,062)
CPFL Centrais Geradoras	15,459	-	730	-	-	-	16,189
CPFL Eficiência	61,543	-	(449)	(3,708)	-	-	57,385
AUTHI	16,810	-	11,931	(14,200)	-	-	14,541
	7,148,112	1,406,520	463,396	(346,727)	(1,367,570)	-	7,303,732

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

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Investments in joint ventures	June 30, 2017	December 31, 2016	1st semester 2017	1st semester 2016
	Share of equity		Share of profit (loss)

Baesa	179,551	175,914	3,637	8,199
Enercan	625,198	562,701	62,497	53,048
Chapecoense	510,949	537,170	59,996	38,140
EPASA	205,500	206,749	36,838	33,020
Fair value adjustments of assets, net	10,930	11,219	(290)	(290)
	1,532,128	1,493,753	162,678	132,118

12.2Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial information, these amounts are classified as Intangible Assets (note 14).

12.3Dividends and interest on capital receivable

At June 30, 2017 and December 31, 2016, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
CPFL Piratininga	-	72,080	-	-	-	72,080
CPFL Santa Cruz	4,305	-	4,121	-	8,427	-
CPFL Leste Paulista	4,449	-	-	-	4,449	-
CPFL Sul Paulista	14,034	8,641	1,986	1,986	16,020	10,627
CPFL Jaguari	8,301	6,115	-	-	8,301	6,115
CPFL Mococa	2,583	-	891	-	3,473	-
RGE	23,525	24,672	-	-	23,525	24,672
CPFL Geração	464,033	396,086	-	-	464,033	396,086
CPFL Jaguari Geração	-	1,664	-	-	-	1,664
CPFL Brasil	136,387	86,020	2,638	1,650	139,025	87,671
CPFL Planalto	1,471	-	-	-	1,471	-
CPFL Atende	-	1,953	-	554	-	2,507
Nect	3,324	5,600	-	-	3,324	5,600
CPFL ESCO	12,195	9,565	17,404	16,325	29,599	25,891
AUTHI	-	10,064	-	-	-	10,064
	674,604	622,463	27,040	20,515	701,644	642,978

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 13,513 at June 30, 2017 (R$ 73,328 at December 31, 2016) related basically to joint ventures.

12.4Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

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12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At of December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity interest and voting capital	35.00%	48.39%	40.07%

Equity attributable to noncontrolling interests	21,890	(59,298)	3,341	(34,067)
Dividends	-	(4,798)	(4,812)	(9,610)
Capital increase	-	7	-	-
Other movements	-	-	(33)	(33)
At of June 30, 2017	285,609	1,996,874	76,461	2,358,945
Equity Interests and voting capital	35.00%	48.39%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at June 30, 2017 and December 31, 2016 and the semesters ended June 30, 2017 and 2016 is as follows:

	June 30, 2017			December 31, 2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	344,364	1,187,660	34,073	288,538	1,398,797	39,429
Cash and cash equivalents	283,777	644,454	18,745	238,241	908,982	24,688
Noncurrent assets	905,123	11,372,630	121,834	927,948	11,066,086	122,991
Current liabilities	123,708	1,795,828	40,824	121,646	1,313,466	10,799
Borrowings and debentures	60,785	1,108,221	36,383	60,162	889,981	324
Other financial liabilities	17,696	240,551	1,199	20,800	85,523	1,056
Noncurrent liabilities	309,753	6,457,891	249	341,356	6,713,610	36,404
Borrowings and debentures	225,884	5,279,589	-	254,732	5,517,890	36,167
Other financial liabilities	83,868	-	-	86,624	633	-
Equity	816,027	4,306,571	114,834	753,484	4,437,807	115,217
Equity attributable to owners of the Company	816,027	4,194,469	114,834	753,484	4,324,589	115,217
Equity attributable to noncontrolling interests	-	112,102	-	-	113,218	-

	1st semester 2017			1st semester 2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	155,257	783,006	21,981	147,313	638,918	15,087
Operational costs and expenses	(33,591)	(323,538)	(11,542)	(28,051)	(260,189)	(14,570)
Depreciation and amortization	(22,451)	(303,694)	(2)	(22,649)	(268,259)	(1)
Interest income	16,811	67,060	1,289	12,765	55,140	1,476
Interest expense	(19,085)	(293,456)	(645)	(19,024)	(284,869)	(689)
Income tax expense	(32,201)	(26,033)	(1,207)	(29,811)	(16,871)	447
Profit (loss) for the year	62,543	(126,445)	8,338	57,576	(167,582)	844
Attributable to owners of the Company	62,543	(130,120)	8,338	57,576	(171,502)	844
Attributable to noncontrolling interests	-	3,675	-	-	3,920	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at June 30, 2017 and December 31, 2016 and the  semesters ended June 30,  2017 and 2016 is as follows:

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

	June 30, 2017				December 31, 2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	521,767	58,231	459,342	187,393	405,874	54,703	577,296	257,082
Cash and cash equivalents	389,556	20,273	261,010	47,303	288,956	18,946	280,083	85,709
Noncurrent assets	1,146,507	1,085,979	2,816,026	542,091	1,174,869	1,117,120	2,892,371	562,462
Current liabilities	193,763	120,758	313,238	98,184	196,760	116,192	391,402	172,401
Borrowings and debentures	85,554	88,417	137,737	35,537	87,560	87,032	137,753	35,555
Other financial liabilities	8,112	22,207	77,168	23,381	7,848	24,119	78,372	62,762
Noncurrent liabilities	191,345	305,418	1,960,269	246,061	229,085	352,142	2,024,989	259,559
Borrowings and debentures	113,629	18,680	1,233,214	202,098	153,020	63,196	1,292,239	218,891
Other financial liabilities	25,896	273,479	724,796	22,013	26,254	276,600	730,494	28,686
Equity	1,283,166	718,034	1,001,861	385,240	1,154,897	703,489	1,053,275	387,584

	1st semester 2017				1st semester 2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	289,599	118,719	406,442	286,848	277,471	128,940	375,775	271,795
Operational costs and expenses	(78,545)	(56,876)	(82,332)	(176,561)	(73,022)	(26,397)	(75,442)	(164,748)
Depreciation and amortization	(26,424)	(25,358)	(63,424)	(16,296)	(26,925)	(26,114)	(64,002)	(16,414)
Interest income	23,096	2,888	16,211	4,064	14,614	6,097	16,393	6,541
Interest expense	(13,449)	(8,502)	(58,385)	(9,941)	(19,183)	(11,757)	(63,419)	(12,285)
Income tax and social contribution expenses	(66,065)	(7,612)	(66,182)	(14,919)	(56,412)	(16,918)	(38,501)	(16,063)
Profit (loss) for the period	128,270	14,546	117,638	69,057	108,877	32,790	74,783	61,905
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measurements not reviewed by the independent auditors).

12.5    Business combination - Acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”)

As presented in the note 13.4.1 of financial statements for the year ended at December 31, 2016, the Company acquired, on October 31, 2016, 100% of  the shares of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), currently RGE Sul, through its wholly-owned subsidiary CPFL Jaguariúna Ltda., shares until then held by AES Guaíba II Empreendimentos Ltda. (“seller”), indirect wholly-owned subsidiary of The AES Corporation.

The acquisition of RGE Sul was made under the conditions disclosed in the Note and the fair values were determined provisionally for the financial statements, based on Management analyses. Confirmation of the fair values was pending completion of the economic-financial assessment report prepared by an independent assessor. Accordingly, no adjustment to the fair values of assets and liabilities was recognized in the reporting period for the interim financial statements at June 30, 2017.

There were no other business combinations in the 1st semester of 2017.

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(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At of December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Additions	-	-	-	698	-	-	573,025	573,723
Disposals	-	-	-	(2,978)	(733)	(39)	(6,215)	(9,965)
Transfers	2,077	84	102,164	551,245	12,149	326	(668,046)	-
Transfers from/to other assets - cost	-	-	(416)	(1,468)	(146)	87	2,735	792
Depreciation	(4,020)	(39,412)	(32,288)	(209,251)	(8,787)	(782)	-	(294,542)
Write-off of depreciation	-	-	23	756	432	(10)	-	1,201
Transfers from/to other assets - depreciation	6	-	106	(3)	8	12	-	129

At of June 30, 2017	174,208	1,354,833	1,222,810	6,994,391	79,139	7,157	151,801	9,984,338
Historical cost	208,407	2,060,273	1,754,683	9,613,886	118,189	21,882	151,801	13,929,122
Accumulated depreciation	(34,199)	(705,441)	(531,873)	(2,619,495)	(39,051)	(14,726)	-	(3,944,784)

Average depreciation rate	3.86%	3.84%	3.72%	4.38%	13.51%	9.38%

The balance of construction in progress, in consolidated, refers mainly to works in progress of the operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 113,129 at June 30, 2017 (R$ 182,181 at December 31, 2016).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated, in the 1st semester of 2017, R$ 25,098 were capitalized at a rate of 10.05% (R$ 28,456, at a rate of 11.76%, in the 1st semester of 2016) (note 28).

In the consolidated, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 26).

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

(14)   INTANGIBLE ASSETS

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	Total
At of December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated Amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,575)

Additions	-	-	-	796,717	-	3,311	800,028
Amortization	-	(144,232)	(315,664)	-	(710)	(4,973)	(465,579)
Transfer - intangible assets	-	-	374,826	(374,826)	-	-	-
Transfer - financial asset	-	-	(1,566)	(419,019)	-	-	(420,585)
Disposal and transfer - other assets	-	-	(28,386)	(5,385)	-	1,421	(32,350)
Write-off of assets	-	(16,245)	-	-	-	-	-

At of June 30, 2017	6,115	4,306,039	5,579,712	663,495	26,614	58,906	10,640,881
Historical cost	6,152	7,586,696	12,238,693	663,495	35,840	187,397	20,718,273
Accumulated Amortization	(37)	(3,280,657)	(6,658,981)	-	(9,226)	(128,492)	(10,077,392)

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the 1st semester of 2017, R$ 9,061 were capitalized at a rate of 8.48% p.a. (R$ 5,483 at a rate of 7.58% in the 1st semester of 2016) (note 29).

In the consolidated, the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 26).

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

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	Consolidated
	June 30, 2017			December 31, 2016	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2017	2016
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(202,011)	102,851	107,843	3.28%	3.28%
CPFL Piratininga	39,065	(24,393)	14,672	15,319	3.31%	3.31%
RGE	3,150	(1,760)	1,390	1,457	4.24%	4.24%
CPFL Geração	54,555	(34,566)	19,989	20,912	3.38%	3.38%
CPFL Jaguari Geração	7,896	(3,717)	4,179	4,314	3.41%	3.41%
	409,527	(266,446)	143,081	149,845

Subsidiaries
CPFL Renováveis	3,700,848	(799,315)	2,901,533	2,995,028	5.05%	5.39%
RGE Sul	101,055	(6,126)	94,929	99,524	9.09%	9.09%
RGE	618	(167)	451	473	7.06%	7.06%
	3,802,521	(805,608)	2,996,913	3,095,025

Subtotal	4,212,049	(1,072,054)	3,139,995	3,244,869

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(874,155)	246,111	257,924	2.11%	2.11%
RGE Sul	312,741	(18,973)	293,768	307,982	9.09%	9.09%
CPFL Geração	426,450	(318,480)	107,969	112,953	2.34%	2.34%

Subtotal	1,859,457	(1,211,608)	647,849	678,859

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(738,563)	335,463	351,565	3.00%	3.00%
CPFL Piratininga	115,762	(72,284)	43,477	45,395	3.31%	3.31%
RGE	310,128	(178,001)	132,127	138,469	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,147)	7,128	7,358	3.01%	3.01%
Subtotal	1,515,190	(996,995)	518,195	542,787

Total	7,586,696	(3,280,657)	4,306,039	4,466,516

(15)   TRADE PAYABLES

	Consolidated
	June 30, 2017	December 31, 2016
Current
System service charges	22,321	59,935
Energy purchased	1,993,843	1,868,950
Electricity network usage charges	118,191	121,884
Materials and services	519,803	545,468
Free energy	139,350	131,893
Total	2,793,507	2,728,130

Noncurrent
Energy purchased	126,588	129,148
Materials and services	-	633
Total	126,588	129,781

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(16)   BORROWINGS

	Consolidated					Consolidated
	June 30, 2017					December 31, 2016
	Interest		Principal		Total	Interest		Principal		Total
	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Measured at cost
Local currency
Investment	15,577	-	769,203	4,521,792	5,306,572	17,827	-	842,015	4,606,227	5,466,069
Rental assets	25	-	1,157	3,381	4,563	38	-	1,034	3,955	5,028
Financial Institutions	90,819	149,603	345,376	1,345,831	1,931,629	89,387	144,709	255,355	1,517,251	2,006,702
Others	-	-	18,918	35,059	53,977	50	-	59,756	42,370	102,176
Total at cost	106,422	149,603	1,134,653	5,906,064	7,296,742	107,303	144,709	1,158,159	6,169,803	7,579,974

Measured at fair value
Foreign currency
Financial Institutions	23,107	-	2,351,696	2,921,195	5,295,998	22,062	-	595,101	4,922,463	5,539,626
Mark to market	-	-	2,996	25,406	28,402	-	-	(1,764)	(35,651)	(37,415)
Total at fair value	23,107	-	2,354,692	2,946,601	5,324,400	22,062	-	593,337	4,886,812	5,502,211

Borrowing costs (*)	-	-	(4,286)	(28,958)	(33,244)	-	-	(5,213)	(32,930)	(38,143)

Total	129,528	149,603	3,485,060	8,823,706	12,587,897	129,364	144,709	1,746,284	11,023,685	13,044,041

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	Consolidated
Measured at amortized cost	June 30, 2017	December 31, 2016	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	20,074	37,078	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	2,763	3,638	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	27,051	30,835	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	125,672	149,984	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	8,153	8,907	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	149,575	163,404	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	53,794	57,798	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	70,208	73,435	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	120,650	132,622	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	21,125	25,356	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	10,812	19,970	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	891	1,173	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	14,067	16,035	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	36,731	43,836	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,141	2,339	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	37,222	40,664	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	39,791	41,620	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	59,840	65,778	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	26,244	28,198	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	10,017	12,023	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	12,151	22,444	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	10,377	11,828	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	67,138	80,126	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	863	942	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	55,000	60,085	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	36,710	39,442	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	62,393	65,261	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	74,046	81,394	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	5,027	6,033	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	138	168	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	510	579	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
RGE Sul
Finep	4,964	7,757	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
Finep	6,621	7,562	TJLP	73 monthly installments from May 2016	Bank guarantee
CPFL Santa Cruz
FINEM	8,485	9,094	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,153	3,381	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	5,378	6,062	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	1,506	-	TJLP + 3.29%	36 monthly installments from April 2019	CPFL Energia guarantee
FINAME	5	-	SELIC + 3.63%	36 monthly installments from April 2019	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,170	3,397	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,156	1,239	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,973	2,224	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	1,277	-	TJLP + 3.29%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	7	-	SELIC + 3.63%	36 monthly installments from December 2018	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,251	2,412	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,614	1,731	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,770	3,122	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	2,411	-	TJLP + 3.29%	36 monthly installments from February 2019	CPFL Energia guarantee
CPFL Jaguari
CCB - Santander	1,336	1,464	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	522	572	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,260	2,422	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,200	1,287	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,059	2,321	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	380	-	TJLP + 3.29%	36 monthly installments from February 2019	CPFL Energia guarantee
CPFL Mococa
CCB - Santander	1,719	1,883	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	672	736	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	1,315	1,413	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CCB - Santander	3,799	4,081	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
FINAME	104	-	TJLP + 3.29%	36 monthly installments from April 2019	CPFL Energia guarantee
CPFL Serviços
FINAME	1,191	1,297	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	283	313	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	570	668	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	10,411	11,292	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	40	47	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,043	2,249	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	95	101	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,402	5,768	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	639	762	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	3,463	3,870	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,432	1,589	Fixed rate 6% to 10% (e)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,852	5,832	TJLP + 3.50% (e)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,318	2,511	SELIC + 3.86% to 3.90% (k)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,332	-	SELIC + 3.86%	48 monthly installments from August 2019	CPFL Energia guarantee and liens on equipment
FINAME	1,255	1,147	SELIC + 3.74% (d)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	565	495	TJLP + 3.40% (h)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	2,021	-	SELIC + 3.58% to 3.72%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	5,335	-	TJLP + 3.25% to 3.38%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
CPFL Transmissão Piracicaba
FINAME	15,570	16,871	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	6,689	7,448	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,450	7,849	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	19,276	21,342	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	425	470	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

CPFL Renováveis
FINEM I	247,383	262,224	TJLP + 1.95%	168 monthly installments from October 2009	(i) Liens of equipment; (ii) Pledge of receivables; (iii) Pledge of shares of SPE and PCH Holding; (iv) Pledge of rights authorized by ANEEL
FINEM II	20,592	22,210	TJLP + 1.90%.	144 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia S.A. and Bioenergia S.A.
FINEM III	478,439	495,912	TJLP + 1.72%	192 monthly installments from May 2013	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Guarantee of CPFL Energia and State Grid.
FINEM V	74,960	80,362	TJLP + 2.8% and 3.4%	143 monthly installments from December 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R.
FINEM VI	72,202	74,737	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	(i) Liens of receivables; (ii) Pledge of shares of SPE; (iii) Pledge of rights authorized by ANEEL; (iv) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM VII	128,925	138,474	TJLP + 1.92%	156 monthly installments from October 2010	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM IX	21,533	25,195	TJLP + 2.15%	120 monthly installments from May 2010

(i) Mortgage of rural property;
(ii) Liens of equipment;
(iii) Liens of receivables;
(iv) Pledge of shares of SPE;
(v) Pledge of rights authorized by ANEEL;
(vi) Guarantee of CPFL-R, CPFL Energia and State Grid.

FINEM X	77	230	TJLP	84 monthly installments from October 2010	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM XI	100,386	105,670	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 and January 2013	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia.
FINEM XII	307,954	317,289	TJLP + 2.18%	192 monthly installments from July 2014

(i) Liens of equipment;
(ii) Liens of receivables;
(iii) Pledge of receivables of operation contracts;
(iv) Pledge of shares of SPE and Eolica Holding;
(v) Pledge of rights authorized by ANEEL;
(vi) Guarantee of CPFL-R, Eólica Holding S.A, CPFL Energia and State Grid.

FINEM XIII	308,444	318,257	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014

(i) Pledge of equipment;
(ii) Liens of receivables;
(iii) Pledge of receivables of operation contracts;
(iv) Pledge of shares of SPE;
(v) Pledge of rights authorized by ANEEL;
(vi) Guarantee of CPFL-R, CPFL Energia and State Grid.

FINEM XV	25,259	27,305	TJLP + 3.44%	139 monthly installments from September 2011	(i) Pledge of shares of SPE; (ii) Pledge of rights authorized by ANEEL; (iii) Liens of receivables; (iv) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XVI	5,374	6,418	Fixed rate 5.50%	101 monthly installments from September 2011	(i) Pledge of shares of SPE; (ii) Pledge of rights authorized by ANEEL; (iii) Liens of receivables; (iv) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XVII	444,829	460,426	TJLP + 2.18%	192 monthly installments from January 2013

(i) Liens of equipment;
(ii) Liens of receivables;
(iii) Pledge of receivables of operation contracts;
(iv) Pledge of shares of SPE and DESA Eolicas SA;
(v) Pledge of rights authorized by ANEEL;
(vi) Guarantee letter.

FINEM XVIII	11,400	13,763	Fixed rate 4.5%	102 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia S.A. and Bioenergia S.A.
FINEM XIX	28,578	29,559	TJLP + 2.02%	192 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XX	40,923	44,650	Fixed rate 2.5%	108 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XXI	38,945	40,281	TJLP + 2.02%	192 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XXII	36,003	39,281	Fixed rate 2.5%	108 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XXIII	1,441	1,729	Fixed rate 4.5%	102 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM XXIV	96,077	109,580	Fixed rate 5.5%	102 to 108 monthly installments from January 2012	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia and State Grid.
FINEM XXV	85,151	87,492	TJLP + 2.18%	192 monthly installments from July 2016

(i) Pledge of equipment;
(ii) Liens of receivables;
(iii) Pledge of receivables of operation contracts;
(iv) Pledge of shares of SPE;
(v) Pledge of rights authorized by ANEEL;
(vi) Guarantee of CPFL-R, CPFL Energia and State Grid.

FINEM XXVI	699,112	525,011	TJLP + 2.75%	192 monthly installments from July 2017	(i) Pledge of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE and T-16; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINEM XXVII	69,956	70,532	TJLP + 2,02%	162 monthly installments from November 2016	(i) Pledge of shares of SPE; (ii) Liens of receivables; (iii) Fiduciary Assignment of emerging rights authorized by ANEEL; (iv) Guarantee of CPFL-R, CPFL Energia and State Grid.
FINAME I	2,622	2,857	Fixed rate 2.5%	96 monthly installments from February 2015	(i) Liens of equipment; (ii) Guarantee of CPFL-R.
FINEP I	1,150	1,397	Fixed rate 3.5%	61 monthly installments from October 2014	Guarantee letter.
FINEP II	10,494	10,445	TJLP - 1.0%	85 monthly installments from June 2017	Guarantee letter.
FINEP III	4,661	5,232	Fixed rate 8%	73 monthly installments from July 2015	Guarantee letter.
BNB I	95,791	100,323	Fixed rate 9.5% to 10% and compliance bonus of 15%	168 monthly installments from January 2009	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of SIIF Energies do Brasil.
BNB II	154,856	158,364	Fixed rate 10% and compliance bonus of 15% to 25%	222 monthly installments from May 2010

(i) Liens of equipment;
(ii) Liens of receivables;
(iii) Pledge of shares of SPE;
(iv) Pledge of rights authorized by ANEEL;
(v) Pledge of receivables of operation contracts;
(vi) Guarantee of BVP S.A.;
(vii) Guarantee letter.

BNB III	28,089	29,020	Fixed rate 9.5% and compliance bonus of 25%	228 monthly installments from July 2009	(i) Liens of equipment; (ii) Pledge of shares of SPE; (iii) Pledge of rights authorized by ANEEL; (iv) Liens of receivables; (v) Guarantee of CPFL-R.
NIB	62,360	67,872	IGPM + 8.63%	50 quarterly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
CERAN
BNDES	242,778	266,484	TJLP + 3.69% to 5%	208 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenues
BNDES	43,890	48,409	UMBNDES + 5% (1)	208 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenues

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Rental assets
CPFL ESCO
FINAME	2,601	2,923	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	90	99	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	203	234	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	199	219	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	115	121	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	598	678	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	757	753	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Paulista
Banco do Brasil - Working capital	403,015	380,403	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	66,951	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	53,198	50,213	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	6,419	6,925	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	4,635	5,405	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	19,019	20,955	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	14,514	15,658	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,189	6,993	CDI + 1.33% (f)	12 semiannual installments from January 2016	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	33,853	31,954	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,126	7,888	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,303	6,784	CDI + 1.27% (g)	Semiannual installments from February 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	4,675	4,413	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	9,084	10,726	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	10,253	11,297	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	30,629	28,911	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	2,948	3,481	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,325	13,296	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	2,452	3,473	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
Promissory note	45,036	-	104% of CDI	1 installment in June 2018	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	636,663	641,316	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Telecom
Banco IBM - Working capital	28,550	31,449	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
CPFL Transmissão Morro Agudo
Santander	-	5,031	CDI + 1.60% (k)	1 installment in March 2017	CPFL Energia guarantee
CPFL Renováveis
Bradesco	205,403	250,363	CDI + 0.5%	8 annual installments from June 2013	No collateral
Safra	196,131	208,547	105% of CDI	14 semiannual installments from August 2016	No collateral
CCB - BBM	44,159	44,171	CDI+3.40%	1 installment in March 2018	No collateral
CCB - ABC	44,283	44,217	CDI+3.80%	1 installment in December 2017	No collateral
Promissory note - ABC	104,767	105,883	CDI+3.80%	4 semiannual installments from February 2017	No collateral
Others
Eletrobrás
CPFL Paulista	2,626	2,960	RGR + 6% to 6.5%	120 monthly installments from January 2013	Receivables and promissory notes
RGE	4,740	5,851	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
RGE Sul	22,411	25,946	RGR + 6%	120 monthly installments from July 2007	Receivables and promissory notes
CPFL Santa Cruz	286	508	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
CPFL Leste Paulista	211	338	RGR + 6%	120 monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	147	303	RGR + 6%	120 monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	-	9	RGR + 6%	120 monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	91	122	RGR + 6%	120 monthly installments from January 2008	Receivables and promissory notes
Others	23,464	66,141
Subtotal local currency	7,296,742	7,579,974

Foreign currency
Measured at fair value
Financial institutions
CPFL Paulista
Bank of America Merrill Lynch	331,309	327,503	US$+Libor 3 months+1.35% (3) (f)	1 installment in October 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	148,333	146,703	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	165,156	163,279	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	164,927	163,106	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	75,790	68,663	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
HSBC	286,076	282,808	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	131,959	130,522	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	116,644	115,382	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	83,440	82,544	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	49,842	49,311	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	495,911	490,334	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	247,199	244,484	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	220,581	218,104	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes

CPFL Piratininga
BNP Paribas	208,423	188,822	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	206,881	204,486	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	165,054	163,225	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Scotiabank	54,823	54,235	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	165,598	163,712	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	220,581	218,104	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	59,531	58,852	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	270,782	267,740	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
HSBC	45,008	44,496	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	202,024	199,826	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	220,581	218,104	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Scotiabank	16,735	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Scotiabank	16,735	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	16,735	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	16,735	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

CPFL Geração
HSBC	-	326,159	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	99,020	97,946	US$+Libor 3 months + 1.60% + 1.4% fee (4)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	118,819	117,550	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	395,719	391,380	US$+Libor 3 months + 1.41% (3) (f)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
CCB China	32,985	32,624	US$ + 3.37% (4) (g)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	164,917	163,125	US$ + 3.13% (f)	1 installment in December 2019	CPFL Energia guarantee
Paulista Lajeado
Banco Itaú	36,164	35,771	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	44,980	44,501	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	28,402	(37,415)

Total in foreign currency - fair value	5,324,400	5,502,211

Borrowing costs (*)	(33,244)	(38,143)

Total - Consolidated	12,587,897	13,044,041

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais, corresponding to:
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95.20% of CDI	(4) 109.1% to 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

(*) In accordance with CPC 38/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

As segregated in the tables above, in conformity with CPCs 38 and 39 and IASs 32 and 39, the Group classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, debt-related derivatives, in order to obtain more relevant and consistent accounting information. At June 30, 2017, the balance of the borrowings measured at fair value was R$ 5,324,400 (R$ 5,502,211 at December 31, 2016).

Changes in the fair values of these borrowings are recognized in finance income/cost of the Group. At June 30, 2017, the accumulated losses obtained on the marking to market of the borrowings were R$ 28,402 (accumulated gains of R$ 37,415 at December 31, 2016), which reduced by the gains obtained on the marking to market of derivative financial instruments of R$ 43,930 (R$ 24,504 at December 31, 2016) contracted to hedge against changes in foreign exchange rates (note 32), resulted in a total net gain of R$ 15,528 (R$ 61,919 at December 31, 2016).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Main additions in the period:

		R$ thousand
Company	Bank / Credit issue	Total approved	Released in 2017	Released net of fundraising costs	Interest	Utilization
Local currency
Investment
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista e CPFL Mococa	FINAME (a)	5,881	5,881	5,881	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	7,377	7,377	7,377	Quarterly	Acquisition of machinery and equipment
CPFL Serviços	Promissory note	45,000	45,000	45,000	Bullet	Capital de Giro
CPFL Renováveis	FINEM XXVI	764,109	145,670	145,670	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XII	99,344	800	800	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	87,184	1,699	1,699	Monthly	Subsidiary's investment plan

		1,008,895	206,427	206,427

(a) There is no restrictive financial covenant.

Restrictive covenants

The borrowing agreements are subject to certain restrictive covenants, including covenants that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

Borrowings for which disbursement of amounts occurred in 2017, as well as other debts, have restrictive covenants related to financial indicators, which details of the restrictive covenants are presented in the financial statements at December 31, 2016.

The Management of the Group monitors these ratios systematically and constantly to ensure that the covenants are complied with. In the opinion of the Group’s Management, all restrictive covenants and covenants whose indicators are measured semiannually and annually have been properly complied with, as per  the last measurement period, that is, June 30, 2017 and December 31, 2016, respectively.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

(17)   DEBENTURES

		Consolidated
		June 30, 2017				December 31, 2016
		Current interest	Current	Noncurrent	Total	Current interest	Current	Noncurrent	Total
Parent company
5th Issue	Single series	13,919	-	620,000	633,919	18,069	-	620,000	638,069

CPFL Paulista
6th Issue	Single series	11,698	-	264,000	275,698	47,079	198,000	462,000	707,079
7th Issue	Single series	23,520	126,250	378,750	528,520	28,913	-	505,000	533,913
		35,219	126,250	642,750	804,219	75,992	198,000	967,000	1,240,992

CPFL Piratininga
6th Issue	Single series	1,950	-	44,000	45,950	7,846	33,000	77,000	117,846
7th Issue	Single series	10,945	58,750	176,250	245,945	13,455	-	235,000	248,455
8th issue	2nd series	8,258	-	246,000	254,258	-	-	-	-
8th issue	1st series	898	-	60,508	61,406	-	-	-	-
		22,050	58,750	526,758	607,558	21,301	33,000	312,000	366,301

RGE
6th Issue	Single series	7,095	-	200,000	207,095	35,666	150,000	350,000	535,666
7th Issue	Single series	7,918	42,500	127,500	177,918	9,733	-	170,000	179,733
8th issue	2nd series	9,186	-	250,000	259,186	-	-	-	-
8th issue	1st series	2,128	-	130,935	133,063	-	-	-	-
		26,326	42,500	708,435	777,261	45,399	150,000	520,000	715,399

RGE SUL
4th Issue	Single series	24,695	-	1,100,000	1,124,695	32,058	-	1,100,000	1,132,058

CPFL Santa Cruz
1st Issue	Single series	200	32,500	-	32,700	550	32,500	32,500	65,550

CPFL Brasil
3rd Issue	Single series	8,980	-	400,000	408,980	11,657	-	400,000	411,657

CPFL Geração
5th Issue	Single series	4,809	546,000	-	550,809	12,969	546,000	546,000	1,104,969
6th Issue	Single series	18,581	-	460,000	478,581	23,228	-	460,000	483,228
7th Issue	Single series	13,138	-	635,000	648,138	16,379	-	635,000	651,379
8th Issue	Single series	849	-	86,956	87,805	3,369	-	85,520	88,889
9th Issue	Single series	1,902	-	51,024	52,926	524	-	50,278	50,802
		39,279	546,000	1,232,980	1,818,259	56,470	546,000	1,776,798	2,379,268

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	747	43,439	456,113	500,299	762	41,938	461,314	504,014
1st Issue - PCH Holding 2	Single series	472	8,700	123,391	132,563	644	8,700	132,091	141,435
1st Issue - Renováveis (***)	Single series	4,183	64,500	258,000	326,683	6,160	43,000	322,500	371,660
2nd Issue - Renováveis	Single series	8,287	60,000	210,000	278,287	11,486	30,000	270,000	311,486
3rd Issue - Renováveis	Single series	3,406	98,657	197,343	299,406	4,444	-	296,000	300,444
4th Issue - Renováveis	1st series	6,796	-	200,000	206,796	7,925	-	200,000	207,925
1st Issue - DESA	Single series	-	-	-	-	425	17,500	-	17,925
2nd Issue - DESA	Single series	35,112	21,665	43,336	100,113	29,153	-	65,000	94,153
1st Issue - Pedra Cheirosa I	Single series	10,867	52,200	-	63,067	6,675	52,200	-	58,875
1st Issue - Pedra Cheirosa II	Single series	9,950	47,800	-	57,750	6,114	47,800	-	53,914
1st Issue - Boa Vista II	Single series	10,408	50,000	-	60,408	6,395	50,000	-	56,395
5th Issue - Renováveis	Single series	4,216	6,000	94,000	104,216	-	-	-	-
		94,444	452,961	1,582,183	2,129,588	80,183	291,138	1,746,905	2,118,226

Borrowing costs (**)		-	(17,270)	(51,731)	(69,001)	(7,346)	(8,545)	(51,684)	(67,575)

		265,113	1,241,691	6,761,375	8,268,178	334,333	1,242,092	7,423,518	8,999,945

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

		Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
Parent company
5th Issue	Single series	62,000	114.5% of CDI	120.65% of CDI	2 annual installments from October 2019	No guarantee

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	246,000	109.5% CDI	109.5% CDI	2 installments in February 2021 and February 2022	CPFL Energia guarantee
8th issue	1st series	60,000	IPCA + 5.2901%	IPCA + 5.2901%	2 installments in February 2021 and February 2022	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	250,000	111.25% CDI	111.25% CDI	2 installments in February 2021 and February 2022	CPFL Energia guarantee
8th issue	1st series	130,000	IPCA+ 5.3473%	IPCA+ 5.3473%	2 installments in February 2021 and February 2022	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI	120.65% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
3rd Issue	Single series	40,000	114.5% of CDI	124.04%% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.48%	101.74% of CDI	1 installment in October 2021	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis (***)	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	134.22% CDI	3 annual installments from September 2019	CPFL Energia guarantee
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2016	Unsecured
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
5th Issue - Renováveis	Single series	100,000,000	129,5% of CDI	138.06% of CDI	12 semi-annual installments from June 2018	Liens of quotas from Ludesa and contract credits Dobrevê guarantee

The subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

 (*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for the earnings per share (note 24)

(**) In accordance with CPC 38/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts.

(***)On June 28, 2017, the subsidiary obtained the agreement of the debenture holders for non-compliance with the Debt Service Coverage Ratio (DSCR) indicator relating to the calculation for June 2017 (higher than 1.00) and DSCR relating to the calculation for December 2017 (higher than 1.05).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From July 1st, 2018	201,488
2019	3,013,328
2020	1,796,982
2021	862,298
2022	400,673
2023 to 2027	443,989
2028 to 2032	42,615
Total	6,761,375

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Main additions in the period:

			R$ thousand
Company	Issue	Quantity issued	Released in 2017	Released net of fundraising costs	Interest	Utilization
CPFL Piratininga	8th issue	306,000	306,000	303,509	Semiannual	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE	8th issue	380,000	380,000	376,605	Semiannual	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Renováveis - parent company (a)	5th issue	100,000,000	100,000	97,505	Semiannual	Subsidiary's investment plan
			786,000	777,619

(a) the agreement has no restrictive covenants

Pre-payment

6th issue - CPFL Paulista, CPFL Piratininga and RGE – In the 1st semester of 2017, two quotas were paid of the 6th issue of debentures of the subsidiaries CPFL Paulista (R$ 405,660), CPFL Piratininga (R$ 67,610) and RGE (R$ 311,649), whose due date were July 2017 and 2018.

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

Debentures issued in 2017 are subject to restrictive covenants, which require from Company or its subsidiaries to maintain financial ratios, as follows:

CPFL Piratininga and RGE

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by finance income (costs) - minimum of 2.25;

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2016.

The Management of the Group monitors these ratios systematically and constantly to ensure that the conditions are complied with. In the opinion of the Group’s Management, all restrictive covenants and covenants whose indicators are measured semiannually and annually have been properly complied with, as per the last measurement period, that is, June 30, 2017 and December 31, 2016, respectively.

(18)   PRIVATE PENSION PLAN

The subsidiaries have supplementary retirement and pension plans for their employees, the characteristics of which are described in note 19 to the financial statements for the year ended December 31, 2016.

18.1Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Expenses (income) recognized in the statement of profit or loss	42,251	8,622	1,034	127	4,911	56,944
Sponsors' contributions transferred during the year/period	(19,593)	(6,715)	(264)	(3,344)	(3,043)	(32,958)
Net actuarial liability at June 30, 2017	823,102	141,865	19,724	1,755	76,698	1,063,144
Other contributions	11,794	42	(10)	9	-	11,834
Total liability	834,896	141,907	19,714	1,764	76,698	1,074,979

Current						59,027
Noncurrent						1,015,952

The income and expenses recognized as cost of the operation are shown below:

	1st semester 2017
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	354	1,576	36	136	1,077	3,179
Interest on actuarial obligations	238,306	63,780	5,716	18,698	25,464	351,964
Expected return on plan assets	(196,410)	(56,734)	(4,718)	(18,708)	(21,630)	(298,200)
Total expense (income)	42,251	8,622	1,034	127	4,911	56,944

	1st semester 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	380	1,254	34	10	-	1,677
Interest on actuarial obligations	229,324	58,520	5,482	16,944	-	310,270
Expected return on plan assets	(203,580)	(58,446)	(4,872)	(17,744)	-	(284,643)
Effect of asset ceiling	-	-	-	520	-	520
Total expense (income)	26,124	1,329	643	(271)	-	27,825

The main assumptions considered in the actuarial calculation, based on the actuarial reports prepared as of  December 31, 2016 and 2015, were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016

Nominal discount rate for actuarial liabilities:	10,99% p.a.	12,67% p.a.	10,99% p.a.	12,67% p.a.	10,99% p.a.
Nominal return rate on plan assets:	10,99% p.a.	12,67% p.a.	10,99% p.a.	12,67% p.a.	10,99% p.a.
Estimated rate of nominal salary increase:	7,00% p.a.	6,79% p.a.	8,15% p.a.	6,79% p.a.	7,29% p.a.
Estimated rate of nominal benefits increase:	5,00% p.a.	5,00% p.a.	5,00% p.a.	4,50% p.a.	5,00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	AT-2000 (-10)	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Low Light	Medium Light
Expected turnover rate:	ExpR_2012*	ExpR_2012*	Null	ExpR_2012	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%

(19)   REGULATORY CHARGES

	Consolidated
	June 30, 2017	December 31, 2016
Financial compensation for the use of water resources	1,895	1,385
Global reversal reserve - RGR	17,468	17,469
ANEEL inspection fee -TFSEE	2,094	2,044
Energy development account - CDE (note 25.5)	261,580	309,117
Tariff flags and others	157,174	36,064
Total	440,213	366,078

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Energy development account – CDE: refers to the (i) annual CDE quota for the year 2017 in the amount of R$ 138,135 (R$ 164,681 at December 31, 2016); (ii) quota intended for the refund of the amount contributed to the CDE account for the period from January 2013 to January 2014 totaling R$ 46,797 (R$ 44,622 at December 31, 2016); and (iii) quota intended for the refund of the amount contributed to the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 76,648 (R$ 99,814 at December 31, 2016). The subsidiaries matched the payables relating to the CDE account with the receivables relating to the Eletrobras account (note 11)  in the 1st semester of 2017, in the amount of R$ 182,648 (R$ 428,387 in the 1st semester of 2016).

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	June 30, 2017	December 31, 2016
Current
IRPJ (corporate income tax)	51,125	42,793
CSLL (social contribution on net income)	19,507	14,434
Income tax and social contribution	70,632	57,227

ICMS (State VAT)	360,276	416,096
PIS (tax on revenue)	26,693	28,759
COFINS (tax on revenue)	117,699	126,939
Others	47,007	52,522
Others	551,675	624,317

Total current	622,307	681,544

Noncurrent
PIS (Tax on Revenue)	23,190	26,814
Total noncurrent	23,190	26,814

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2017		December 31, 2016
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	219,547	116,237	222,001	110,147

Civil	234,514	103,089	236,915	114,214

Tax
FINSOCIAL	33,402	93,830	32,372	90,951
Income Tax	147,013	371,299	142,790	150,439
Others	131,916	133,497	113,227	84,091
	312,331	598,626	288,389	325,481

Others	84,994	2,010	85,971	229

Total	851,385	819,962	833,276	550,072

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2016	Additions	Reversals	Payments	Monetary adjustment	June 30, 2017
Labor	222,001	51,539	(21,664)	(49,344)	17,016	219,547
Civil	236,915	62,300	(17,287)	(58,348)	10,934	234,514
Tax	288,389	18,106	(5,967)	(40)	11,843	312,331
Others	85,971	(0)	(59)	(3,562)	2,642	84,994
Total	833,276	131,946	(44,977)	(111,294)	42,435	851,385

Escrow Deposits	550,072	289,978	(7,214)	(38,947)	26,074	819,962

   The provision for tax, civil and labor risks was based on the assessment of the risks of losses on lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Group’s management.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 22 of the financial statements at December 31, 2016.

Possible losses:

The Company and its subsidiaries are involved in other lawsuits and risks for which Management, supported by the opinion of its outside legal counselors, believes that the likelihood of a favorable outcome is possible as there is a solid defense position for these cases and,  therefore, no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered as probable or remote.

The claims relating to possible losses at June 30, 2017 and December 31, 2016 were as follows:

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

	Consolidated
	June 30, 2017	December 31, 2016

Labor	669,471	668,005	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,180,551	1,004,279	Personal injury, environmental impacts and overfed tariffs
Tax	4,804,297	4,611,077	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	104,318	93,827	Technical, commercial and economic-financial supervisions
Total	6,758,636	6,377,188

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,167,385. In January 2016, the subsidiary obtained court decisions that authorized the replacement of the escrow deposits related to these lawsuits with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in both cases, without suspensive effect, which is pending a decision of the Federal Regional Court. Concurrently, in February 2017, there was a decision for the refund of the amount related to interest incurred on part of the deposits withdrawn. Therefore, the subsidiary made an escrow deposit of R$ 206,874.

Regarding the labor risks, as described in note 22 to the financial statements for the year ended December 31, 2016, there is a discussion about the possibility of changing the inflation adjustment index used by the Labor Court, the status of such discussion has been unchanged since then and the risk remains as possible.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(22)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Consumers and concessionaires	73,720	73,864	43,832	44,711
Energy efficiency program - PEE	271,103	257,622	80,633	58,798
Research & Development - P&D	115,427	75,655	22,733	55,272
EPE / FNDCT / PROCEL	6,622	12,928	-	-
Reversion fund	-	-	17,750	17,750
Advances	285,000	163,054	7,278	8,029
Tariff discounts - CDE	6,753	8,891	-	-
Provision for socio environmental costs	9,633	13,703	69,413	61,828
Payroll	12,599	16,951	-	-
Profit sharing	40,683	56,215	7,056	11,400
Collection agreements	67,137	69,793	-	-
Guarantees	-	-	25,301	44,140
Business combination	6,934	9,492	-	-
Others	41,507	49,454	14,163	7,364
Total	937,117	807,623	288,160	309,292

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(23)   EQUITY

The shareholders’ interest in the Company’s equity at June 30, 2017 and December 31, 2016 is shown below:

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	Number of shares
	June 30, 2017
Shareholders	Common shares	Interest %
State Grid Brazil Power Participações S.A.	322,078,613	31.64%
ESC Energia S.A.	234,086,204	23.00%
Members of Executive Board and Board of Directors	23,516	0.00%
Other shareholders	461,726,413	45.36%
Total	1,017,914,746	100.00%

	Number of shares
	December 31, 2016
Shareholders	Common shares	Interest %
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	299,787,559	29.45%
Camargo Correa S.A.	5,897,311	0.58%
ESC Energia S.A.	234,086,204	23.00%
Bonaire Participações S.A.	1,249,386	0.12%
Energia São Paulo FIA	35,145,643	3.45%
Fundação Petrobras de Seguridade Social - Petros	28,056,260	2.76%
Fundação Sistel de Seguridade Social	37,070,292	3.64%
Fundação Sabesp de Seguridade Social - Sabesprev	696,561	0.07%
Fundação CESP	51,048,952	5.02%
Members of Executive Board	34,250	0.00%
BNDES Participações S.A.	68,592,097	6.74%
Antares Holdings Ltda.	16,967,165	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%
Other shareholders	202,785,991	19.92%
Total	1,017,914,746	100.00%

On January 23, 2017, the Company received a correspondence from State Grid Brazil Power Participações S.A.. (“State Grid Brazil”) informing that on that date the Share Purchase Agreement dated September 2, 2016 between State Grid Brazil, Camargo Corrêa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed.

After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% (556,164,817 shares, direct or indirect) of the Company’s voting and total capital.

With the transaction, State Grid Brazil became the only controlling shareholder of the Company, and the Shareholders’ Agreement dated March 22, 2002 signed among the former shareholders was terminated.

The details of the items included in equity are described in the financial statements for the year ended December 31, 2016.

(24)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and semesters ended June 30, 2017 and 2016 was based on the profit attributable to the controlling shareholders and the weighted average number of common shares outstanding during the reporting periods.

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	2017		2016
	2nd Quarter	1st Semester	2nd Quarter		1st Semester
Numerator
Profit attributable to controlling shareholders	143,475	389,360	259,811		531,160
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	1,017,914,746	(*)	1,017,914,746	(*)

Earnings per share - basic and diluted	0.14	0.38	0.26		0.52

(*)Considers the event that occurred on April 29, 2016, related to the capital increase through issue of 24,900,531 shares (note 24). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

For the periods ended June 30, 2017 and 2016, the calculation of the earnings per share was not impacted by the dilutive effects of the debentures convertible into shares and by the share-based payment of the indirect subsidiary CPFL Renováveis and its subsidiaries.

(25)   NET OPERATING REVENUE

	Consolidated
	2017		2016
Revenue from Electric Energy Operations	1st semester 2017	1st semester 2017	2nd Quarter (Restated)	1st Semester (Restated)
Consumer class
Residential	2,694,765	5,872,153	2,477,996	5,307,088
Industrial	1,259,244	2,502,632	1,304,671	2,668,812
Commercial	1,293,443	2,819,964	1,328,092	2,827,307
Rural	256,233	586,001	173,634	361,067
Public administration	199,150	399,210	174,314	341,040
Public lighting	158,707	313,497	137,367	288,163
Public services	230,687	470,532	215,696	451,046
(-) Adjustment of revenues from excess demand and excess reactive power	(20,874)	(45,153)	(17,884)	(35,622)
Billed	6,071,355	12,918,836	5,793,886	12,208,900
Unbilled (net)	(195,855)	(221,484)	51,100	99,164
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(2,235,793)	(4,827,275)	(2,252,514)	(4,635,820)
Electricity sales to final consumers	3,639,707	7,870,076	3,592,472	7,672,245

Furnas Centrais Elétricas S.A.	142,641	277,241	136,258	258,377
Other concessionaires and licensees	703,422	1,274,975	530,497	1,001,344
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(12,371)	(24,847)	(12,507)	(25,947)
Spot market energy	608,058	852,708	(26,794)	128,496
Electricity sales to wholesalers	1,441,750	2,380,077	627,454	1,362,270

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,248,164	4,852,122	2,265,022	4,661,767
Revenue due to Network Usage Charge - TUSD - Free Consumers	537,295	1,063,604	516,811	975,363
(-) Adjustment of revenues from excess demand and excess reactive power	(6,237)	(13,034)	(4,304)	(8,546)
Revenue from construction of concession infrastructure	462,323	878,362	274,716	491,850
Sector financial asset and liability (Note 8)	369,317	(195,686)	(461,979)	(1,194,232)
Concession financial asset - Adjustment of expected cash flow (Note 10)	32,391	81,314	64,641	152,021
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts	313,950	737,924	241,895	495,019
Other revenues and income	117,851	232,137	109,669	204,287
Other operating revenues	4,075,055	7,636,744	3,006,471	5,777,529
Total gross operating revenue	9,156,512	17,886,897	7,226,396	14,812,043

Deductions from operating revenues
ICMS	(1,287,876)	(2,755,202)	(1,190,950)	(2,516,095)
PIS	(138,986)	(274,789)	(110,999)	(230,026)
COFINS	(640,211)	(1,265,701)	(511,296)	(1,059,565)
ISS	(3,672)	(6,594)	(2,627)	(4,903)
Global reversal reserve - RGR	(741)	(1,457)	(704)	(1,384)
Energy development account - CDE	(784,158)	(1,614,314)	(834,925)	(1,677,343)
Research and development and energy efficiency programs	(43,333)	(84,434)	(33,110)	(66,289)
PROINFA	(42,862)	(86,767)	(28,545)	(48,909)
Tariff flags and others	(244,460)	(281,063)	(26,131)	(377,097)
IPI	(49)	(91)	(65)	(84)
FUST and FUNTEL	(8)	(19)	(9)	(17)
Others	(7,608)	(15,139)	(6,312)	(12,838)
	(3,193,963)	(6,385,569)	(2,745,673)	(5,994,551)
Net operating revenue	5,962,549	11,501,327	4,480,723	8,817,493

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	2017		2016
Revenue from operations with electricity - in GWh (*)	2nd Quarter	1st Semester	2nd Quarter	1st Semester
Consumer class
Residential	4,590	9,718	4,003	8,268
Industrial	3,683	7,142	3,167	6,234
Commercial	2,455	5,284	2,482	4,937
Rural	836	1,935	519	1,031
Public administration	400	767	326	625
Public lighting	490	970	423	845
Public services	515	1,012	448	903
Billed	12,969	26,829	11,368	22,843
Own consumption	8	17	8	16
Electricity sales to final consumers	12,977	26,846	11,376	22,859

Furnas Centrais Elétricas S.A.	754	1,501	754	1,509
Other concessionaires and licensees	3,803	7,020	2,874	5,425
Spot market energy	2,952	4,374	1,215	1,764
Electricity sales to wholesalers	7,510	12,895	4,844	8,698
(*) Information not reviewed by the independent auditors.

	Consolidated
Nº of consumers (*)	June 30, 2017	June 30, 2016
Consumer class
Residential	8,240,134	6,998,280
Industrial	60,447	54,666
Commercial	543,888	468,018
Rural	356,962	247,231
Public Administration	60,764	51,917
Public Lighting	11,111	10,650
Public Services	9,698	8,531
Total	9,283,004	7,839,293
(*) Information not reviewed by the independent auditors.

25.1 Adjustment of revenues from excess demand and excess reactive power

The information related to the recognition and historical data are described in note 27.1 to the financial statements for the year ended December 31, 2016.

25.2 Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2017		2016
Subsidiary	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October	(b)	(b)	-12.54%	-24.21%
RGE	June	3.57%	5.00%	-1.48%	-7.51%
RGE Sul	April	-0.20%	-6.43%	3.94%	-0.34%
CPFL Santa Cruz	March	-2.44%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	-1.20%	-4.15%	21.04%	13.32%
CPFL Jaguari	March	-0.74%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	-3.12%	-10.73%	24.35%	12.82%
CPFL Mococa	March	-0.95%	-3.28%	16.57%	9.02%

(a) Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

(b) The respective adjustment for 2017 have not occurred yet.

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25.3 Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All the details about CDE are described in note 27.4 of the financial statements for the year ended December 31, 2016.

In the 1st semester of 2017, revenue of R$ 737,924 was recognized (R$ 495,019 in the 1st semester of 2016), of which (i) R$ 51,793 related to low-income subsidy (R$ 49,753 in the 1st semester of 2016), (ii) R$ 609,826 related to other tariff discounts (R$ 445,266 in the 1st semester of 2016) and (iii) R$ 76,305 related to tariff discounts - injunctions. These items were recognized against other receivables, in line item Trade receivables - Eletrobrás (note 11) and other payables in line item Tariff discounts - CDE (note 22).

25.4Tariff flags

The system for applying the Tariff Flags is described in note 27.5 to the financial statements for the year ended December 31, 2016.

In the 1st semester of 2017, ANEEL approved the tariff flags billed from December 2016 to April 2017 of the distribution subsidiaries. The amount billed in this period was R$ 154,552, of this amount R$ 93,929 were used to offset part of the sector financial asset and liability (note 8) and R$ 60,676 were passed on to the Centralizing Account for Tariff Flag Resources (CCRBT).  R$ 141,113, related to tariff flag billed in May and June 2017 and not yet approved, are recorded in regulatory charges (nota 19).

25.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,202 of February 7, 2017, amended by REH No. 2,204 of March 7, 2017, established the definitive annual quotas of CDE for the year 2017. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the tariff period of each subsidiary.

25.6Adjustment for refunding the Reserve Energy Charge ("EER") of Angra III

ANEEL approved through REH No. 2,214 of March 28, 2017 the republication of the energy tariff – TE and Distribution System Usage Tariff - TUSD for the distribution subsidiaries, with the purpose of refunding the amount forecast for the Reserve Energy Charge (EER) of the energy generation company UTN Almirante Alvaro Alberto - Unit III (Angra III).

The tariffs resulting from this decision will be effective only in April 2017, however, as the reading period of each consuming unit does not coincide with the calendar month, this reduction occurred in the revenue amounts of April and May 2017, with its impact diluted between the two periods.

The average effect perceived by consumers will be: -15.28% for CPFL Paulista, -6.8% for CPFL Piratininga, -10.89% for RGE, -13.76% for RGE Sul, -13.41% for CPFL Santa Cruz, -16.49% for CPFL Jaguari, -14.81% for CPFL Leste Paulista, -14.71% for CPFL Mococa, and -14.29% for CPFL Sul Paulista.

The estimated impact of this adjustment is an average reduction of -12.85% in revenues of distribution subsidiaries in April 2017.

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(26)   COST OF ELECTRIC ENERGY

	Consolidated
	2017		2016
Electricity Purchased for Resale	2nd Quarter	1st Semester	2nd Quarter	1st Semester
Itaipu Binacional	610,101	1,168,098	504,062	1,050,715
Spot market / PROINFA	110,094	201,818	82,084	89,450
Energy purchased through auction in the regulated market and bilateral contracts	3,153,238	5,825,209	1,959,827	3,791,302
PIS and COFINS credit	(352,889)	(656,198)	(232,353)	(451,914)
Subtotal	3,520,542	6,538,926	2,313,621	4,479,553

Electricity Network Usage Charge
Basic network charges	248,439	496,314	202,275	403,764
Transmission from Itaipu	15,645	30,538	12,920	25,414
Connection charges	29,777	59,814	18,939	35,345
Charges for use of the distribution system	10,780	22,066	9,572	18,907
System service charges - ESS	(65,865)	(148,528)	70,091	196,908
Reserve energy charges - EER	(17)	(17)	70,829	101,387
PIS and COFINS credit	(20,785)	(39,942)	(33,700)	(68,710)
Subtotal	217,974	420,244	350,926	713,014

Total	3,738,517	6,959,171	2,664,546	5,192,567

	Consolidated
	2017		2016
Electricity Purchased for Resale - in GWh (*)	2nd Quarter	1st Semester	2nd Quarter	1st Semester
Itaipu Binacional	2,926	5,834	2,531	5,047
Spot market/PROINFA	865	1,827	623	1,170
Energy purchased through auction in the regulated market and bilateral contracts	15,791	31,288	11,870	23,734
Total	19,582	38,949	15,024	29,951
(*) Information not reviewed by the independent auditors

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(27)      OPERATING COSTS AND EXPENSES

	Parent Company
	General
	2017		2016
	2nd Quarter	1st Semester	2nd Quarter	1st Semester
Personnel	5,381	19,494	10,076	15,954
Materials	30	66	17	44
Third party services	1,302	3,461	2,050	3,905
Depreciation and amortization	55	108	56	102
Others	136	943	699	936
Leases and rentals	13	211	12	25
Publicity and advertising	51	260	139	161
Legal, judicial and indemnities	(56)	6	360	130
Donations, contributions and subsidies	-	15	-	-
Others	129	451	187	621
Total	6,905	24,071	12,898	20,942

	Consolidated
	2nd Quarter
					Operating expenses
	Operating costs		Services rendered to third parties		Sales		General		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Personnel	217,889	168,159	1	-	43,059	31,779	75,729	67,261	-	-	336,678	267,199
Private Pension Plans	28,112	13,913	-	-	-	-	-	-	-	-	28,112	13,913
Materials	50,984	29,821	159	133	2,143	1,940	4,175	7,377	-	-	57,461	39,271
Third party services	71,500	67,955	280	410	39,759	35,177	77,597	54,026	-	-	189,136	157,568
Depreciation and amortization	283,656	225,491	-	-	1,515	823	23,953	23,700	-	-	309,124	250,014
Costs of infrastructure construction	-	-	465,666	274,491	-	-	-	-	-	-	465,666	274,491
Others	37,546	31,058	1	(3)	56,087	67,020	73,772	57,856	107,526	72,307	274,932	228,238
Collection fees	3,523	-	-	-	17,527	16,398	-	-	-	-	21,050	16,398
Allowance for doubtful accounts	-	-	-	-	39,372	49,814	-	-	-	-	39,372	49,814
Leases and rentals	13,521	9,504	-	-	(189)	-	4,722	4,465	-	-	18,054	13,969
Publicity and advertising	126	23	-	-	-	5	4,629	3,001	-	-	4,755	3,029
Legal, judicial and indemnities	-	-	-	-	-	-	58,504	49,585	-	-	58,504	49,585
Donations, contributions and subsidies	29	13	-	-	-	3	1,430	49	-	-	1,459	65
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	35,508	11,678	35,508	11,678
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	72,116	62,020	72,116	62,020
Amortization of the risk premium paid -GSF	2,398	4,800	-	-	-	-	-	-	-	-	2,398	4,800
Fee for the use of water	2,698	3,383	-	-	-	-	-	-	-	-	2,698	3,383
Others	15,251	13,335	1	(3)	(623)	800	4,487	755	(98)	(1,391)	19,018	13,496
Total	689,687	536,398	466,106	275,032	142,565	136,739	255,226	210,219	107,526	72,306	1,661,110	1,230,694

	Consolidated
	1st Semester
					Operating expenses
	Operating costs		Services rendered to third parties		Sales		General		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Personnel	421,484	324,846	1	-	85,583	61,890	162,093	125,429	-	-	669,161	512,166
Private Pension Plans	56,944	27,825	-	-	-	-	-	-	-	-	56,944	27,825
Materials	99,595	65,899	298	260	4,737	3,210	7,927	9,688	-	-	112,557	79,056
Third party services	138,835	132,611	784	786	83,397	68,620	151,373	104,770	-	-	374,389	306,789
Depreciation and amortization	561,636	447,352	-	-	2,841	1,656	48,970	47,087	-	-	613,447	496,095
Costs of infrastructure construction	-	-	880,293	491,527	-	-	-	-	-	-	880,293	491,527
Others	77,976	62,099	(3)	(6)	115,224	128,719	146,428	128,154	193,346	143,843	532,971	462,807
Collection fees	5,826	-	-	-	34,045	31,314	-	-	-	-	39,871	31,314
Allowance for doubtful accounts	-	-	-	-	86,068	95,865	-	-	-	-	86,068	95,865
Leases and rentals	25,875	18,477	-	-	(161)	-	9,357	8,797	-	-	35,071	27,274
Publicity and advertising	127	44	-	-	-	16	7,513	5,341	-	-	7,640	5,401
Legal, judicial and indemnities	-	-	-	-	-	-	113,623	108,969	-	-	113,623	108,969
Donations, contributions and subsidies	53	14	-	-	2	3	2,558	58	-	-	2,613	75
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	49,275	19,982	49,275	19,982
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	144,232	123,907	144,232	123,907
Amortization of the risk premium paid -GSF	4,797	4,800	-	-	-	-	-	-	-	-	4,797	4,800
Fee for the use of water	4,963	6,973	-	-	-	-	-	-	-	-	4,963	6,973
Others	36,336	31,791	(3)	(6)	(4,731)	1,520	13,377	4,989	(161)	(46)	44,818	38,248
Total	1,356,470	1,060,632	881,373	492,568	291,782	264,096	516,790	415,128	193,346	143,843	3,239,761	2,376,266

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(28)   FINANCE INCOME (COSTS)

	Parent company				Consolidated
	2nd Quarter 2017	1st semester 2017	2nd Quarter 2016	1st semester 2016	2nd Quarter 2017	1st semester 2017	2nd Quarter 2016 (Restated)	1st Semester 2016 (Restated)
Financial income
Income from financial investments	1,325	2,398	22,056	27,265	129,272	289,476	165,284	297,775
Late payment interest and fines	1	2	3	3	69,401	142,835	59,507	116,847
Adjustment for inflation of tax credits	1,071	2,269	2,689	3,850	2,429	4,955	15,040	17,549
Adjustment for inflation of escrow deposits	3	13	12	22	12,826	26,063	8,885	17,548
Adjustment for inflation and exchange rate changes	-	8	1	1	(1,129)	29,278	47,323	101,992
Discount on purchase of ICMS credit	-	-	-	-	2,859	5,781	5,020	11,645
Adjustments to the sector financial asset (note 8)	-	-	-	-	1,105	1,105	7,461	56,587
PIS and COFINS on other finance income	(187)	(492)	(2,526)	(3,003)	(12,549)	(27,208)	(2,014)	(23,175)
Others	1,005	4,784	4,991	8,247	18,418	31,059	27,007	49,075
Total	3,219	8,983	27,225	36,386	222,632	503,343	333,513	645,844

Finance costs
Interest on debts	(19,054)	(42,004)	(1,939)	(9,113)	(442,466)	(927,761)	(437,600)	(868,390)
Adjustment for inflation and exchange rate changes	23	(0)	(10,073)	(22,044)	(154,436)	(338,043)	(135,381)	(288,142)
(-) Capitalized interest	-	-	-	-	10,002	34,159	21,145	33,939
Adjustments to the sector financial liability ( note 8)	-	-	-	-	(23,215)	(50,390)	(14,486)	(16,261)
Use of public asset	-	-	-	-	(243)	(3,630)	(4,459)	(8,350)
Others	(16)	(148)	(13)	(469)	(30,440)	(71,985)	(26,689)	(81,624)
Total	(19,047)	(42,152)	(12,025)	(31,626)	(640,799)	(1,357,649)	(597,469)	(1,228,828)

Finance expense, net	(15,828)	(33,169)	15,200	4,760	(418,168)	(854,306)	(263,956)	(582,984)

Interest was capitalized at an average rate of 9.63% p.a. during the 1st semester of 2017 (11.05% p.a. in the 1st semester of 2016) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

The line item Adjustment for inflation and exchange rate changes includes the effects of losses on financial instruments amounting to R$ 98,826 in the 1st semester of 2017 (R$ 1,228,903 in the 1st semester of  2016) (note 32).

(29)   SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

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The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2017
Net operating revenue	9,191,030	324,399	530,684	1,379,025	26,837	49,351		11,501,327
(-) Intersegment revenues	12,425	212,755	288,045	4,809	196,228	4,711	(718,973)	-
Cost of electric energy	(5,770,043)	(44,698)	(137,056)	(1,007,373)	-	-		(6,959,171)
Operating costs and expenses	(1,982,408)	(52,442)	(178,851)	(17,795)	(177,734)	(72,851)		(2,482,083)
(-) Intersegment costs and expenses	(372,742)	(8,603)	(43,354)	(283,359)	(5,226)	(5,689)	718,973	-
Depreciation and amortization	(379,670)	(61,475)	(303,694)	(1,697)	(9,250)	(1,896)		(757,679)
Income from electric energy service	698,592	369,937	155,775	73,610	30,856	(26,374)		1,302,395
Equity	-	162,678	-	-	-	-		162,678
Finance income	340,341	64,191	71,740	8,654	4,513	13,904		503,343
Finance expenses	(687,336)	(266,605)	(334,212)	(25,664)	(2,791)	(41,041)		(1,357,649)
(-) Intersegment finance income (expense)	(174)	105	6,286	(3,618)	129	(2,728)		-
Profit (loss) before taxes	351,424	330,306	(100,412)	52,982	32,706	(56,239)		610,767
Income tax and social contribution	(157,974)	(56,256)	(26,033)	(17,850)	(7,660)	10,300		(255,474)
Profit (loss) for the period	193,450	274,050	(126,445)	35,132	25,046	(45,939)		355,293
Attributable to owners of the Company	193,450	248,819	(67,147)	35,132	25,046	(45,939)		389,361
Attributable to noncontrolling interests	-	25,231	(59,298)	-	-	-		(34,067)
Total assets (**)	22,935,878	4,524,842	12,508,665	483,655	410,312	763,746		41,627,097
Purchases of PP&E and intangible assets	787,630	1,736	521,117	1,501	26,115	653		1,338,752

1st semester 2016 Restated (***)
Net operating revenue	7,083,218	282,376	515,619	887,393	33,820	15,067		8,817,493
(-) Intersegment revenues	11,350	201,341	140,775	29,845	146,064	4,048	(533,424)	-
Cost of electric energy	(4,366,310)	(43,790)	(83,661)	(698,806)	-	-		(5,192,567)
Operating costs and expenses	(1,373,125)	(50,769)	(143,502)	(16,447)	(136,773)	(35,648)		(1,756,264)
(-) Intersegment costs and expenses	(313,399)	(5,982)	(50,501)	(153,551)	(6,330)	(3,660)	533,424	-
Depreciation and amortization	(279,620)	(62,100)	(268,259)	(1,929)	(6,382)	(1,713)		(620,002)
Income from electric energy service	762,113	321,076	110,470	46,505	30,398	(21,905)		1,248,659
Equity	-	132,118	-	-	-	-		132,118
Finance income	432,298	96,511	64,255	17,965	4,117	30,698		645,844
Finance expenses	(596,941)	(267,024)	(325,436)	(16,299)	(5,590)	(17,538)		(1,228,828)
(-) Intersegment finance income (expense)	8,534	259	(977)	7,558	2,872	(18,245)		-
Profit (loss) before taxes	606,004	282,941	(151,688)	55,729	31,797	(26,990)		797,793
Income tax and social contribution	(230,459)	(51,985)	(16,871)	(16,192)	(8,274)	(1,430)		(325,211)
Profit (loss) for the period	375,545	230,956	(168,559)	39,537	23,523	(28,420)		472,581
Attributable to owners of the Company	375,545	210,466	(89,491)	39,537	23,523	(28,420)		531,160
Attributable to noncontrolling interests	-	20,490	(79,068)	-	-	-		(58,578)
Total assets (**)	22,887,781	5,310,924	12,459,791	466,021	345,372	701,103		42,170,992
Purchases of PP&E and intangible assets	429,136	3,809	486,974	1,992	26,075	1,740		949,726

(*) Others – refer basically to assets and transactions that are not related to any of the segments identified.

(**) The intangible assets, net of amortization, were allocated to the respective segments.

(***) For total assets, the balances refer to December 31, 2016.

(30)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates  were considered as related parties.

The main natures and transactions are described in note 32 to the financial statements for the year ended December 31, 2016.

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group  set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The total compensation of key management personnel in the 1st semester of 2017, as required by CVM Resolution 560/2008, was R$ 38,222 (R$ 28,381 in the 1st semester of 2016). This amount is comprised by R$ 37,517 related to short-term benefits (R$ 27,694 in the 1st semester of 2016), R$ 579 to post-employment benefits (R$ 564 in the 1st semester of  2016) and R$ 126 to others long-term benefits (R$ 123 in the 1st semester of 2016), and refers to the amount recognized on the accrual basis.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions between related parties involving controlling shareholders, entities under common control or  significant influence and joint ventures are as follows:

	Consolidated
	June 30, 2017		1st Semester 2017
	Asset	Liability	Income	Expense
Advances
BAESA – Energética Barra Grande S.A.	-	708	-	-
Foz do Chapecó Energia S.A.	-	1,004	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,240	-	-
EPASA - Centrais Elétricas da Paraiba	-	451	-	-

Energy purchases and sales, and charges
Entities under common control		953		41,646
BAESA – Energética Barra Grande S.A.	-	7,588	-	26,323
Foz do Chapecó Energia S.A.	-	36,035	-	187,693
ENERCAN - Campos Novos Energia S.A.	802	51,746	4,360	140,010
EPASA - Centrais Elétricas da Paraiba	-	7,836	-	53,447

Intangible assets, property, plant and equipment, materials and services rendered
BAESA – Energética Barra Grande S.A.	224	-	777	-
Foz do Chapecó Energia S.A.	-	-	781	-
ENERCAN - Campos Novos Energia S.A.	152	-	820	-
EPASA - Centrais Elétricas da Paraíba S.A.	949	-	(619)	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	327	-
Noncontrolling shareholder of CPFL Renováveis	9,340	-	434	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	89	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,424	-	-	-

Other
Instituto CPFL	-	-	-	2,137

The comparative information below refers to the period in which  the controlling shareholders were those prior to the change of control described in note 23

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

	Consolidated
	December 31, 2016		1st Semester 2016
	Asset	Liability	Income	Expense
Bank balance and short term investment
Banco Bradesco S.A.	-	-	145,790	174
Banco do Brasil S.A.	48,985	-	4,557	1

Borrowings, Debentures and Derivatives
Banco Bradesco S.A.			15,732	46,747
Banco do Brasil S.A.	-	4,257,562	-	236,853
Banco BNP Paribas Brasil S.A	5,126	-		58,050

Other financial transactions
Banco Bradesco S.A.	-	-	4	6,836
Banco do Brasil S.A.	-	962	96	3,019

Advances
BAESA – Energética Barra Grande S.A.	-	726	-	-
Foz do Chapecó Energia S.A.	-	1,025	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,269	-	-
EPASA - Centrais Elétricas da Paraiba	-	462	-	-

Energy purchases and sales, and charges			-	-
Afluente Transmissão de Energia Elétrica S.A.	-	53	-	591
Aliança Geração de Energia S.A	-	1,183	2	26,572
Arizona 1 Energia Renovável S.A	-	-	-	479
Baguari I Geração de Energia Elétrica S.A.	-	6	-	148
BRF Brasil Foods	-	-	8,551	-
Braskem S.A.	-	-	-	11,094
Caetite 2 Energia Renovável S.A.	-	-	-	441
Caetité 3 Energia Renovável S.A.	-	-	-	445
Calango 1 Energia Renovável S.A.	-	-	-	533
Calango 2 Energia Renovável S.A.	-	-	-	454
Calango 3 Energia Renovável S.A.	-	-	-	533
Calango 4 Energia Renovável S.A.	-	-	-	494
Calango 5 Energia Renovável S.A.	-	-	-	526
Companhia de Eletricidade do Estado da Bahia – COELBA	743	121	9,947	-
Companhia Energética de Pernambuco - CELPE	692	20	4,857	134
Companhia Energética do Rio Grande do Norte - COSERN	267	-	1,624	-
Companhia Hidrelétrica Teles Pires S.A.	-	1,416	25	27,108
ELEB Equipamentos Ltda	-	-	1,525	-
Embraer	-	-	4,538	-
Energética Águas da Pedra S.A.	-	112	3	2,539
Estaleiro Atlântico Sul S.A.	-	-	3,831	-
Goiás Sul Geração de Enegia S.A.	-	-	-	91
Itapebi Geração de Energia S.A	-	-	-	-
Mel 2 Energia Renovável S.A.	-	-	-	353
NC ENERGIA S.A.	451	2	10,129	-
Norte Energia S.A.	1	4,585	2	6,113
Rio PCH I S.A.	-	209	-	4,759
Samarco Mineração S.A.	-	-	1	-
Santista Jeanswear S/A	-	-	6,501	-
Santista Work Solution S/A	-	-	948	-
SE Narandiba S.A.	-	2	-	70
Serra do Facão Energia S.A. - SEFAC	-	557	-	12,214
Termopernambuco S.A.	-	-	2	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	13,424	3,719
Vale Energia S.A.	8,680	-	50,981	-
BAESA – Energética Barra Grande S.A.	-	5,642	-	34,477
Foz do Chapecó Energia S.A.	-	35,018	468	173,719
ENERCAN - Campos Novos Energia S.A.	387	50,526	4,312	135,317
EPASA - Centrais Elétricas da Paraiba	-	12,418	-	46,776

Intangible assets, property, plant and equipment, materials and services rendered
Banco Bradesco S.A.	-	-	1	-
Alpargatas S.A.	168	-	-	-
Brasil veículos Companhia de Seguros	-	-	1	-
Centro de Gestão de Meios de Pagamento S.A. - CGMP	-	-	-	1,567
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	4	42	163	6
Companhia Brasileira de Soluções e Serviços CBSS - Alelo	-	-	-	1,002
Concessionária do Sistema Anhanguera - Bandeirante S.A.	86	-	-	-
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	6
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-			3
Estaleiro Atlântico Sul S.A.	-	-	7	-
Indústrias Romi S.A.	4	-	26	-
InterCement Brasil S.A	-	-	43	-
Instituto CCR	-	-	19	-
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-
Logum Logística S.A.	26	-	690	-
Mapfre Seguros Gerais S.A.	-	-	1	12
SAMM - Sociedade de Atividades em Multimídia Ltda.	-	-	704	-
Tim Celular S.A.	6	89	-	-
TOTVS S.A.	-	2	-	18
Vale Fertilizantes S.A	-	-	147	-
BAESA – Energética Barra Grande S.A.	56	-	711	-
Foz do Chapecó Energia S.A.	104	-	776	-
ENERCAN - Campos Novos Energia S.A.	74	-	753	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,599		360	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	38,078	-	5,409	-
Noncontrolling shareholder of CPFL Renováveis	9,067	-	590	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	89	-	-	-
Chapecoense Geração S.A.	29,329	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	-	-	-

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(31)   RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 34 to the financial statements for the year ended December 31, 2016.

(32)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the Group’s accounting practices, are:

					Consolidated
					June 30, 2017
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	(2)	Level 1	3,141,160	3,141,160
Cash and cash equivalent	5	(a)	(2)	Level 2	1,174,930	1,174,930
Derivatives	32	(a)	(2)	Level 2	745,452	745,452
Derivatives - Zero-cost collar	32	(a)	(2)	Level 3	57,853	57,853
Concession financial asset - distribution	10	(b)	(2)	Level 3	5,682,760	5,682,760
					10,802,155	10,802,155

Liabilities
Borrowings - principal and interest	16	(c)	(1)	Level 2 (***)	7,274,097	6,522,077
Borrowings - principal and interest	16	(a)	(2)	Level 2	5,313,800	5,313,800
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	8,268,178	8,232,154
Derivatives	32	(a)	(2)	Level 2	67,487	67,487
					20,923,563	20,135,518
(*) Refers to the hierarchy for fair value measurement

(**) As a result of the initial designation of this financial liability, the consolidated balances reported a loss of R$ 65,817 in the first semester of 2017 (loss of R$ 136.451 in the first semester of 2016).

(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Measured at fair value
(c) - Other financial liabilities

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting period are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – Eletrobras, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the 1st semester of 2017 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as available-for-sale, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the 1st semester of 2017 are R$ 84,057 (R$ 160,527 in the 1st semester of 2016) and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 32 b.1.

The Company recognizes in the consolidated, in “Investments at cost”, the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A., comprising 28,154,140 common shares and 18,593,070 preferred shares. As this company does not have shares listed on the stock exchange and considering that the main objective of its operations is to generate electric energy that will be traded by the shareholders holding the concession, the Company elected to recognize the investment at cost.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At June 30, 2017, the Group had the following swap transactions, all traded on the over-the-counter market:

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on mark to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	47,043	-	47,043	46,932	111	Dollar	Mar 2019	117,400
Bank of America Merrill Lynch	44,076	-	44,076	42,144	1,932	Dollar	Sep 2018	106,020
Bank of America Merrill Lynch	49,741	-	49,741	48,061	1,680	Dollar	Mar 2019	116,600
J.P.Morgan	24,870	-	24,870	24,031	839	Dollar	Mar 2019	58,300
J.P.Morgan	14,254	-	14,254	14,180	74	Dollar	Dec 2017	51,470
J.P.Morgan	12,740	-	12,740	12,665	75	Dollar	Dec 2017	53,100
J.P.Morgan	4,824	-	4,824	4,759	65	Dollar	Jan 2018	27,121
Bradesco	11,100	-	11,100	10,837	263	Dollar	Jan 2018	54,214
Bradesco	44,170	-	44,170	43,057	1,114	Dollar	Jan 2018	173,459
J.P.Morgan	12,102	-	12,102	11,856	246	Dollar	Jan 2018	67,938
J.P.Morgan	12,675	-	12,675	12,276	398	Dollar	Jan 2019	67,613
BNP Paribas	9,212	-	9,212	8,599	613	Euro	Jan 2018	63,896
Bank of Tokyo-Mitsubishi	18,866	-	18,866	20,706	(1,840)	Dollar	Feb 2020	142,735
J.P.Morgan	7,135	-	7,135	7,073	62	Dollar	Feb 2018	41,100
Bank of America Merrill Lynch	88,118	-	88,118	85,208	2,910	Dollar	Feb 2018	405,300
Bank of America Merrill Lynch	-	(3,257)	(3,257)	(5,458)	2,201	Dollar	Oct 2018	329,500
Bradesco	-	(3,217)	(3,217)	(4,577)	1,359	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(2,733)	(2,733)	(4,555)	1,823	Dollar	May 2021	59,032
Citibank	-	(2,958)	(2,958)	(4,565)	1,608	Dollar	May 2021	59,032
Citibank	-	(2,829)	(2,829)	(4,567)	1,738	Dollar	May 2021	59,032
	400,928	(14,993)	385,935	368,662	17,272

CPFL Piratininga
Citibank	48,075	-	48,075	46,967	1,108	Dollar	Mar 2019	117,250
Bradesco	27,122	-	27,122	26,527	594	Dollar	Apr 2018	55,138
J.P.Morgan	27,131	-	27,131	26,530	602	Dollar	Apr 2018	55,138
Citibank	35,446	-	35,446	33,987	1,460	Dollar	Jan 2020	169,838
BNP Paribas	25,332	-	25,332	23,646	1,686	Euro	Jan 2018	175,714
Scotiabank	-	(2,989)	(2,989)	(3,019)	29	Dollar	Aug 2017	55,440
Bradesco	-	(3,217)	(3,217)	(4,577)	1,359	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(2,733)	(2,733)	(4,555)	1,823	Dollar	May 2021	59,032
Citibank	-	(2,958)	(2,958)	(4,565)	1,608	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(1,232)	(1,232)	(2,275)	1,043	Dollar	May 2021	29,516
Citibank	-	(1,414)	(1,414)	(2,283)	869	Dollar	May 2021	29,516
	163,107	(14,544)	148,563	136,382	12,181

RGE
Bank of Tokyo-Mitsubishi	22,660	-	22,660	22,544	115	Dollar	Apr 2018	36,270
Bank of Tokyo-Mitsubishi	101,333	-	101,333	100,609	725	Dollar	May 2018	168,346
Bradesco	11,771	-	11,771	11,665	105	Dollar	Oct 2017	32,715
J.P.Morgan	24,218	-	24,218	23,390	828	Dollar	Feb 2018	171,949
Bradesco	-	(3,217)	(3,217)	(4,577)	1,359	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(2,733)	(2,733)	(4,555)	1,823	Dollar	May 2021	59,032
Citibank	-	(2,958)	(2,958)	(4,565)	1,608	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(2,465)	(2,465)	(4,551)	2,086	Dollar	May 2021	59,032
	159,981	(11,372)	148,609	139,960	8,649
CPFL Jaguari
Scotiabank	-	(619)	(619)	(672)	53	Dollar	Jul 2019	16,484

CPFL Sul Paulista
Scotiabank	-	(619)	(619)	(672)	53	Dollar	Jul 2019	16,484

CPFL Leste Paulista
Scotiabank	-	(619)	(619)	(672)	53	Dollar	Jul 2019	16,484

CPFL Santa Cruz
Scotiabank	-	(619)	(619)	(672)	53	Dollar	Jul 2019	16,484

CPFL Paulista Lajeado
Itaú	172	-	172	43	129	Dollar	Mar 2018	35,000

CPFL Brasil
Scotiabank	-	(2,251)	(2,251)	(2,412)	161	Dollar	Aug 2018	45,360

CPFL Geração
Scotiabank	-	(4,396)	(4,396)	(4,769)	373	Dollar	Jul 2019	117,036
Votorantim	-	(3,099)	(3,099)	(5,926)	2,827	Dollar	Jun 2019	104,454
Bradesco	703	-	703	240	463	Dollar	Sep 2019	32,636
Citibank	-	(1,506)	(1,506)	(2,876)	1,370	Dollar	Sep 2020	397,320
Scotiabank	-	(9,949)	(9,949)	(10,243)	294	Dollar	Dec 2019	174,525
	703	(18,950)	(18,247)	(23,574)	5,327

Subtotal	724,891	(64,586)	660,305	616,375	43,930

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
J.P.Morgan	-	(2,901)	(2,901)	(3,188)	286	Dollar	Dec 2018	40,769

Price index hedge
CPFL Geração
Santander	8,925	-	8,925	8,052	873	IPCA	Apr 2019	35,235
J.P.Morgan	8,925	-	8,925	8,052	873	IPCA	Apr 2019	35,235
	17,850	-	17,850	16,104	1,746

Interest rate hedge (1)
CPFL Paulista
J.P.Morgan	431	-	431	(60)	491	CDI	Feb 2021	300,000
Votorantim	157	-	157	(17)	174	CDI	Feb 2021	100,000
Santander	167	-	167	(18)	185	CDI	Feb 2021	105,000
	755	-	755	(95)	850
CPFL Piratininga
Votorantim	245	-	245	(17)	262	CDI	Feb 2021	135,000
Santander	189	-	189	(11)	200	CDI	Feb 2021	100,000
	434	-	434	(28)	462

RGE
Votorantim	229	-	229	(37)	266	CDI	Feb 2021	170,000
CPFL Geração
Votorantim	1,293	-	1,293	46	1,247	CDI	Aug 2021	460,000

Subtotal	20,560	(2,901)	17,659	12,803	4,856

Other derivatives (2)
CPFL Geração
Itaú	20,382	-	20,382	3,272	17,110	Dollar	Sep 2020	24,486
Votorantim	16,658	-	16,658	2,684	13,974	Dollar	Sep 2020	24,486
Santander	20,813	-	20,813	3,152	17,661	Dollar	Sep 2020	30,546
Subtotal	57,853	-	57,853	9,108	48,745

Total	803,305	(67,487)	735,817	638,287	97,531

Current	462,563	(3,942)
Noncurrent	340,742	(63,545)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters and semesters ended June 30, 2017 and 2016, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes:

			Gain (Loss)
			2017		2016
Company	Hedged risk / transaction	Account	2nd Quarter 2017	1st semester 2017	2nd Quarter 2016	1st semester 2016
CPFL Energia	Exchange variation	Finance expense - swap transaction	-	-	(30,528)	(71,618)
CPFL Energia	Mark to Market	Finance expense - fair value adjustment	-	-	492	2,270
CPFL Paulista	Interest rate variation	Finance expense - swap transaction	(11)	(168)	(757)	13
CPFL Paulista	Exchange variation	Finance expense - swap transaction	94,927	(57,662)	(397,944)	(696,029)
CPFL Paulista	Mark to Market	Finance expense - fair value adjustment	(4,411)	8,407	13,130	62,181
CPFL Piratininga	Interest rate variation	Finance expense - swap transaction	5	(60)	(208)	(265)
CPFL Piratininga	Exchange variation	Finance expense - swap transaction	48,041	(9,574)	(184,085)	(303,609)
CPFL Piratininga	Mark to Market	Finance expense - fair value adjustment	(1,436)	3,879	9,797	26,474
RGE	Interest rate variation	Finance expense - swap transaction	(7)	(40)	(444)	3
RGE	Exchange variation	Finance expense - swap transaction	29,445	(19,030)	(133,912)	(222,017)
RGE	Mark to Market	Finance expense - fair value adjustment	(1,193)	3,509	12,722	34,924
CPFL Geração	Interest rate variation	Finance expense - swap transaction	(7)	(224)	99	1,182
CPFL Geração	Exchange variation	Finance expense - swap transaction	36,139	(27,684)	(50,422)	(88,115)
CPFL Geração	Mark to Market	Finance expense - fair value adjustment	(14,730)	4,217	33,098	66,752
CPFL Santa Cruz	Exchange variation	Finance expense - swap transaction	531	(571)	(2,821)	(5,909)
CPFL Santa Cruz	Mark to Market	Finance expense - fair value adjustment	21	132	163	295
CPFL Leste Paulista	Exchange variation	Finance expense - swap transaction	531	(571)	-	-
CPFL Leste Paulista	Mark to Market	Finance expense - fair value adjustment	21	132	-	-
CPFL Sul Paulista	Exchange variation	Finance expense - swap transaction	531	(571)	(3,103)	(6,500)
CPFL Sul Paulista	Mark to Market	Finance expense - fair value adjustment	21	132	145	289
CPFL Jaguari	Exchange variation	Finance expense - swap transaction	531	(571)	(4,372)	(9,159)
CPFL Jaguari	Mark to Market	Finance expense - fair value adjustment	21	132	149	353
Paulista Lajeado Energia	Exchange variation	Finance expense - swap transaction	1,182	(1,224)	(5,014)	(9,191)
Paulista Lajeado Energia	Mark to Market	Finance expense - fair value adjustment	528	154	153	1,254
CPFL Brasil	Exchange variation	Finance expense - swap transaction	1,409	(1,597)	(6,312)	(11,462)
CPFL Brasil	Mark to Market	Finance expense - fair value adjustment	(32)	156	155	1,739
CPFL Serviços	Exchange variation	Finance expense - swap transaction	-	-	(1,637)	(2,985)
CPFL Serviços	Mark to Market	Finance expense - fair value adjustment	-	-	68	226
			192,056	(98,697)	(751,387)	(1,228,903)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, inasmuch as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At June 30, 2017, the total amount contracted was US$ 79,518, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 18.2%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 11,902, resulting in a net asset of R$ 69,756.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

The following table reconciles the opening and closing balances of the call and put options for the 1st semester of 2017, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
At December 31, 2016	57,715	-	57,715
Measurement at fair value	7,851	-	7,851
Net cash, received from settlement of flows	(7,713)	-	(7,713)
At June 30, 2017	57,853	-	57,853

The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the period, and no effects were recognized in other comprehensive income.

c)     Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at June 30, 2017 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
			Decrease (increase)
Instruments	Exposure R$ thousand (a)	Risk	Exchange depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(5,086,586)		(314,740)	1,035,591	2,385,923
Derivatives - Plain Vanilla Swap	5,155,450		319,002	(1,049,611)	(2,418,224)
	68,865	drop in the dollar	4,261	(14,021)	(32,302)

Financial liability instruments	(284,214)		(24,100)	52,979	130,057
Derivatives - Plain Vanilla Swap	287,293		24,361	(53,552)	(131,466)
	3,079	drop in the euro	261	(573)	(1,409)

Total	71,944		4,522	(14,594)	(33,711)

			Decrease (increase)
Instruments	Exposure R$ thousand (a)	Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivatives zero-cost collar	79,518	raise in the dollar	(64,114)	(90,671)	(117,228)

(a) The exchange rate considered at 6/30/2017 was R$ 3.31 per US$ 1.00 and R$ 3.78 per € 1.00.

(b) As per the exchange rate curves obtained from information made available by the B3, with the exchange rate being considered at R$ 3.51 and R$ 4.10, and the currency depreciation at 6.19% and 8.48%, for US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

As the net exchange exposure of the dollar and euro is an asset, the risk is a drop in the dollar and euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Changes in interest rates

Assuming that: (i) the scenario of net exposure of the financial instruments indexed to floating interest rates at June 30, 2017 is maintained, and (ii) the respective annual indexes accumulated in the last 12 months, for this base date, remain stable (CDI 10.14% p.a.; IGP-M -0.78% p.a.; TJLP 7% p.a.; IPCA 3.06% p.a. and SELIC 12.87% p.a.), the effects that would be recognized in the consolidated interim financial statements for the next 12 months would be a net finance cost of R$ 1,242,166 (costs of CDI R$ 932,870, TJLP R$ 314,781 and SELIC R$ 161,367, and finance income of IGP-M R$ 486 and IPCA R$ 166,366). In the event of fluctuations in the indexes according to the three scenarios defined, the amount of the net finance cost would be impacted by:

	Consolidated
Instruments	Exposure (a) R$ thousand	Risk	Scenario I (a)	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	5,087,649		(71,736)	39,302	150,340
Financial liability instruments	(9,433,509)		133,012	(72,874)	(278,760)
Derivatives - Plain Vanilla Swap	(4,854,039)		68,442	(37,497)	(143,437)
	(9,199,899)	CDI apprec	129,718	(71,069)	(271,857)

Financial liability instruments	(62,360)	IGP-M apprec	(2,002)	(2,381)	(2,759)

Financial liability instruments	(4,496,869)	TJLP apprec	-	(78,695)	(157,390)

Financial liability instruments	(335,200)		(2,246)	880	4,006
Derivatives - Plain Vanilla Swap	89,261		598	(234)	(1,067)
Concession financial asset	5,682,760		38,074	(14,917)	(67,909)
	5,436,821	drop in the IPCA	36,426	(14,271)	(64,970)

Financial liability instruments	(192,212)		(1,288)	505	2,297
Sectorial financial assets and liabilities	(1,253,820)		50,529	22,820	(4,890)
	(1,446,032)	SELIC apprec.	49,241	23,325	(2,593)

Total	(9,768,339)		213,383	(143,091)	(499,569)

(a)   The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of: 8.73%, 2.43%, 7.00%, 3.73% and 8.84%, respectively, were obtained from information available in the market.

(b)   As required by CVM Instruction 475/08, the percentages of increase or decrease were applied to the indexes in scenario I.

(33)   NON-CASH TRANSACTIONS

	Consolidated
	June 30, 2017	December 31, 2016
Other transactions
Interest capitalized in property, plant and equipment	25,098	28,456
Interest capitalized in concession intangible asset - distribution infrastructure	9,061	5,483
Transfer between property, plant and equipment and other assets	921	10,673

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

(34)   SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

34.1Public Offering of Shares

As presented in the note 38.5 of financial statements at December 31, 2016, State Grid Brazil Power Participações will conduct a public offer for acquisition of all the common shares held by the remaining shareholders of CPFL (“Offer for Sale of Control”). Moreover, there was the announcement of the intention of:

•         conduct a unified public offer for acquisition of Company common shares aimed to cancel its listing as publicly-traded company with the CVM under the category “A” and its conversion to category “B” (“Offer for Conversion of Listing”) and withdraw the Company from the Special Listing Segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) named Novo Mercado (“Offer for Withdrawal from Novo Mercado);

•         (i) the deposit agreement relating to the American depositary of the Company’s shares to be terminated, (ii) the Company to withdraw from the NYSE, and (iii) the Company’s listing as publicly-traded company in the United States to be canceled.

At March 27, 2017, the Company’s extraordinary general meeting decided on the (i) selection of Credit Suisse (Brasil) S.A. for determining the Company’s economic value; (ii) cancelation of the Company’s listing with CVM as issuer of securities registered under the category “A”, and their conversion into category “B”; and (iii) Company’s withdrawal from the Novo Mercado.

On June 12, 2017, CVM requested State Grid to file the appraisal reports relating to the OPAs, or alternatively, file the adjusted offering documentation foreseeing only the OPAs, through direct sale of the Company’s control or indirect sale of the CPFL Renováveis’ control. In a significant event notice of July 7, 2017, State Grid informed that it had decided to proceed only with the OPAs through sale of control of the Companies, required, in relation to each of the Companies

34.2Issue of debentures – CPFL Renováveis

On July 17, 2017, the subsidiary CPFL Renováveis completed the public distribution regarding the 7th issue of simple, non-convertible, single-series, non-privileged with personal guarantee, debentures. 250,000 debentures were issued, with unit value of R$1, totaling R$ 250,000, with yield equivalent to the variation of the IPCA (Extended Consumer Price Index) + 5.6227% p.a., guaranteed by the Company. The final maturity is within five years, with semiannual interest and repayment on maturity. The proceeds will be used in the implementation and reimbursement of the investment in Mata Velha, Pedra Cheirosa I and II and Boa Vista 2 projects.

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OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2017:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	322,078,613	31.64
State Grid Brazil Power Participações S.A.	234,086,204	23.00
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	98,589,229	9.69
BNDES Participações S.A.	68,592,097	6.74
Brumado Holdings Ltda. (*)	36,497,075	3.59
Antares Holdings Ltda. (*)	16,967,165	1.67
Other shareholders	241,104,363	23.69
Total	1,017,914,746	100.00

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2017 and December 31, 2016:

	June 30, 2017		December 31, 2016
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	556,164,817	54.64	693,038,168	68.08
Administrator	-	-	-	-
Members of the Executive Officers	23,750	0.00	34,250	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	461,726,179	45.36	324,842,328	31.91
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	461,726,179	45.36	324,842,328	31.91

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

SHAREHOLDING STRUCTURE									2nd quarter of 2017
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		556,164,817	54.64%	100.00%	-	0.00%	0.00%	556,164,817	54.64%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações S.A.	26.002.119/0001-97	322,078,613	31.64%	100.00%	-	0.00%	0.00%	322,078,613	31.64%	January 23, 2017
	Noncontrolling shareholders		461,749,929	45.36%	100.00%	-	0.00%	0.00%	461,749,929	45.36%
1.3	Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	98,589,229	9.69%	100.00%	-	0.00%	0.00%	98,589,229	9.69%	January 23, 2017
1.4	BNDES Participações S.A.	00.383.281/0001-09	68,592,097	6.74%	100.00%	-	0.00%	0.00%	68,592,097	6.74%	April 29, 2016
1.5	Brumado Holdings Ltda.	08.397.763/0001-20	36,497,075	3.59%	100.00%	-	0.00%	0.00%	36,497,075	3.59%	April 29, 2016
1.6	Antares Holdings Ltda.	07.341.926/001-90	16,967,165	1.67%	100.00%	-	0.00%	0.00%	16,967,165	1.67%	April 29, 2016
1.7	Board of Directors		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	April 29, 2016
1.8	Executive Officers		23,750	0.00%	100.00%	-	0.00%	0.00%	23,750	0.00%	July 31, 2016
1.9	Other shareholders		241,080,613	23.68%	100.00%	-	0.00%	0.00%	241,080,613	23.68%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações S.A.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.5 Brumado Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%
1.5.1	Antares Holdings Ltda.	07.341.926/0001-90	983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%	September 30, 2015
	Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.5.2	Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
	Total		983,227,792	100.00%	100.00%	-	0.00%	0.00%	983,227,792	100.00%
	4 - Entity: 1.6 Antares Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%
1.6.1	Bradespar S.A.	03.847.461/0001-92	326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%	September 30, 2015
	Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.6.2	Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
	Total		327,000,000	100.00%	100.00%	-	0.00%	0.00%	327,000,000	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

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Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Barão de Itapura, 950 - 6º andar

13020-431 - Campinas/SP - Brasil

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Phone +55 (19) 2129-8700, Fax +55 (19) 2129-8728

www.kpmg.com.br

(A free translation of the original in Portuguese)

Independent Auditors’ Report on Review of Interim Financial Information

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Shareholders and Board Directors of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated, interim financial information,  of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2017, which comprises the statement of financial position as of June 30, 2017 and the respective statements of profit or loss and other comprehensive income for the three and six month periods then ended, and the changes in equity and cash flows for the six month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and  International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR.  Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standard on interim review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21(R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM).

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for six month period ended June 30, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

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(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2017 - CPFL Energia S. A

Other matter relating to corresponding information

The corresponding amounts related to individual and consolidated statement of financial position for the year ended December 31, 2016, were audited by another auditor who issued an unmodified opinion dated March 13, 2017. The corresponding amounts related to the individual and consolidated statement of profit or loss, other comprehensive income, changes in equity, cash flows and value added (supplementary information),       for the three and six months periods ended June 30, 2016, disclosed for comparative purpose and restated due to the matters described on Note 2.8, were also reviewed by another auditor who expressed an unmodified conclusion dated July 31, 2017.

Campinas, July 31, 2017

KPMG Auditores Independentes

CRC (Regional Accounting Council) CRC 2SP027612/O-4

(Original report in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.